SHILOH INDUSTRIES, INC.

2001 ANNUAL REPORT









SHILOH

Revenue by End Market


90.0%
2.0%
0.7%
5.1%
2.2%

2001

Auto & Light Truck - 90.0%
Heavy Truck - 2.0%
HVAC - 0.7%
Other - 5.1%
Lawn & Garden - 2.2%


84.6%
4.3%
1.5%
7.3%
2.3%

2000

Auto & Light Truck - 84.6%
Heavy Truck - 4.3%
HVAC - 1.5%
Other - 7.3%
Lawn & Garden - 2.3%

Shiloh Industries, Inc.

Financial Highlights 2001

($ in millions, except per share data)	Years ended October 31, 2001	2000
Revenues	$662.4	$630.8
Gross Profit	33.5	82.1
Operating Loss	(29.3)	(8.1)
Net Loss	(35.5)	(13.0)
Depreciation and Amortization	28.2	23.8
Capital expenditures	41.2	66.2
Loss per share basic and diluted	$(2.40)	$(0.91)
Number of employees	3,100	3,600
Number of shares outstanding	14,798,094	14,798,094

Mission

Shiloh Industries, Inc. is a customer-focused manufacturer of engineered metal products for the automotive, truck, and industrial markets. Shiloh is committed to providing its customers with the highest value of products and services through the creative use of technology and continuous improvement in quality, cost and delivery.

Core Values

We will treat our customers, suppliers, stockholders and employees as we would like to be treated. For each stakeholder we will do the following:

Customers

- fulfill our obligations and commitments
- exceed their needs and expectations
- provide innovative solutions

Suppliers

- reward high performance
- reward loyalty

Stockholders

- offer long-term financial growth
- act as a good corporate citizen

Employees

- treat as our most important asset
- provide a safe work environment
- reward high performance
- offer an honest day's pay for an honest day's work
- encourage participation
- create a learning environment
- promote from within when possible

Company Description

Shiloh Industries, Inc. is a manufacturer of engineered products, which include blanks, engineered welded blanks, stamped components and modular assemblies, principally for the automobile and light truck industries. To a lesser extent, Shiloh designs, engineers and manufactures precision tools and dies primarily for the automotive industry. Furthermore, Shiloh provides a variety of intermediate steel processing services for both hot- and cold-rolled steel. Shiloh has a workforce of approximately 3,100 with 16 wholly owned subsidiaries at locations in Michigan, Ohio, Georgia, Tennessee and Mexico.

Letter to Stockholders

Shiloh Industries, Inc.

A Year of Challenges

Similar to the previous year, fiscal 2001 proved to be a year of disappointing results for Shiloh Industries. The automotive and heavy truck markets weakened, which adversely affected our automotive and heavy truck blanking and stamping operations. These weakened markets caused our customers to suspend production of certain heavy vehicles, delay certain product launches and operate at less than full capacity.

Recognizing the deterioration in operating and financial results and stockholder value, Shiloh initiated and is continuing on a significant program of restructuring in order to transform the Company and ensure its long-term viability.

Financial Performance

Shiloh Industries recorded increased revenues but decreased earnings. For the fiscal year, we had an operating loss of $29.3 million and a net loss of $35.5 million, equivalent to a loss of $2.40 per basic and diluted share. The fiscal 2001 operating loss compares with an operating loss of $8.1 million and a net loss of $13.0 million, or $0.91 per basic and diluted share, for fiscal 2000.

Strategic Restructuring Initiatives

In response to the increasingly difficult environment, Shiloh is making significant changes in its cost structures. During the year, the Company disposed of certain assets and operations no longer central to the Company's core business and made significant reductions in other costs.

On July 31, 2001, the Company completed the sale of building, land and certain other assets of the Wellington Die Division for $3.5 million in cash resulting in a pre-tax loss of approximately $1.0 million. The remaining operations at Wellington Die were transferred to Wellington Stamping in the first quarter of fiscal 2002. The closure of Canton Die operations was announced during the year and subsequently closed during the first quarter of 2002.

Shiloh also sold its steel-processing subsidiary Valley City Steel Company to Viking Industries, headquartered in Cleveland, Ohio. Shiloh and Viking formed a joint venture, Valley City Steel, LLC, in which Shiloh owns a 49% minority interest and Viking owns a 51% majority interest. Shiloh sold certain assets of the Valley City Steel Company to Viking for $12.4 million in cash. Viking contributed the purchased assets to the joint venture. Shiloh also contributed certain assets and liabilities of Valley City Steel Company to the joint venture. Shiloh retained ownership of the land and building where the operations of the joint venture take place, and leases these facilities to the joint venture.

In addition, the decision was made to cease operations at Romulus Blanking.

A Stronger, More Responsive Organization

In addition to the financial and operating benefits of our restructuring initiatives, Shiloh has identified and undertaken a number of actions that will streamline response time with customers, increase competitiveness and provide more value in our product offerings. These include:

The reduction of management layers and executive positions. This improves communication, responsiveness and reduces costs.

The streamlining of Technical and Strategic Planning. This has led to the reengineering of Shiloh's model for quoting and estimating new business. This has resulted in improved accuracy and customer response time.

The continuation of Six-Sigma and the Low-Cost Commitment Strategy (LCCS).
Supported by lean manufacturing systems and the Six-Sigma problem-solving disciplines, these systems continue to identify and drive down costs through the optimization of processes throughout the Company.

Opportunities for Growth

Shiloh has several vehicle launches scheduled for 2002, one of which is the new Saturn Delta-Z program that takes advantage of recent investments in our Cleveland Stamping Division. Older equipment was replaced with a *new Delta-Z flexible assembly weld line*, comprising 28 robot stations that perform roughly 180 welds per part, representing the largest single welded modular assembly system Shiloh has ever built.

The replacement of older, hard-fixture welding technology with programmable robotic welding systems allows us to utilize capital equipment that is more flexible, less expensive to operate and is able to adjust more easily to meet fluctuations in production volume - all of which permits us to be more competitive in the future.

Another area of growth is the increasing reliance of the automotive industry on Shiloh's engineered welded blank technology. With the demonstrated advantages in reducing vehicle weight and eliminating multiple assembly processes, the use of welded blanks has been growing in the automotive industry.

The Coming Year

As we carefully analyze the economic environment and its impact on our customers in 2002, our strategy is focused on the conservation and generation of cash, optimizing our operating efficiencies, continuously improving our quality and delivery, reducing our waste costs, taking advantage of our open capacity - in short, focusing sharply on the basics to better manage our overall costs and customer relationships in order to help strengthen Shiloh's competitiveness, profitability and stockholder value.

Our long-term marketing strategy is to differentiate ourselves from our competitors by offering customers product innovation through new technology. The driving forces in executing this strategy are Leadership, Technology and Process Ownership on behalf of each and every one of the employees of Shiloh. As we continue to "right-size" our operations, Shiloh will capitalize on advanced technology products like laser-welded blanks and assemblies - meeting the needs of customers in a cost-effective manner.

The actions we have taken and continue to take to improve our product quality and delivery, make our operations more efficient and reduce cost will position Shiloh for the anticipated economic recovery that we believe lies ahead.

T. K. Zampetis

Theodore K. Zampetis
President & CEO

Directors of the Company

Curtis E. Moll
is Chairman and Chief Executive Officer of MTD Products Inc,
a privately held manufacturer of outdoor power equipment.
Mr. Moll is Chiarman of the Board.

Theodore K. Zampetis
is President & CEO of Shiloh Industries, Inc.
Mr Zampetis is a Director.

David J. Hessler
is a Senior Partner in the law firm of Wegman, Hessler
& Vanderburg.
Mr. Hessler is a Director and Secretary.

Ronald C. Houser
is the Chief Financial Officer of MTD Products Inc.
Mr. Houser is a Director.

James A. Karman
is President, Chief Operating Officer and a Director of RPM, Inc.,
a worldwide producer of specialty chemicals, coatings and sealants
for industrial and consumer markets.
Mr. Karman is a Director.

Maynard H. Murch IV
is President of Maynard H. Murch Co., Inc., an investment company.
Mr. Murch is a Director.

John J. Tanis
is retired. Prior to his retirement, he was the Chairman, President, and Chief Executive Officer of
United Screw and Bolt Corporation, a manufacturer of fastener products.
Mr. Tanis is a Director.

Executive Officers of the Company

Theodore K. Zampetis
President and
Chief Executive Officer

Stephen E. Graham
Chief Financial Officer

Mark D. Theisen
Vice President of
Sales and Marketing

Robert A. Henderson
Vice President of
Blanking

Richard K. Holmes
Vice President of
Engineering Technology

John R. Walker
Vice President of
Technical And Strategic Planning

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2001 **Commission file no. 0-21964**

Shiloh Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0347683**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 202, 103 Foulk Road, Wilmington, Delaware 19803
(Address of principal executive offices—zip code)

(302) 998-0592
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.01 Per Share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form 10-K or any amendment to this Form 10-K. ☐

Aggregate market value of Common Stock held by non-affiliates of the registrant as of February 12, 2002 at a closing price of $1.40 per share as reported by the Nasdaq National Market was approximately $8,859,299. Shares of Common Stock beneficially held by each executive officer and director and their respective spouses have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock outstanding as of February 12, 2002 was 14,798,094.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the following document are incorporated by reference to Part III of this Annual Report on Form 10-K: the Proxy Statement for the Registrant's 2002 Annual Meeting of Stockholders (the ''Proxy Statement'').

INDEX TO ANNUAL REPORT
ON FORM 10-K

Table Of Contents

PART I

Item 1. Business

General

Shiloh is a full service manufacturer of blanks and stamped components for the automotive and light truck, heavy truck and other industrial markets. The Company's blanks, which are engineered two dimensional shapes cut from flat-rolled steel, are principally sold to automotive and truck original equipment manufacturers (''OEMs'') and are used for exterior steel components, such as fenders, hoods and doors. These blanks include first operation exposed and unexposed blanks and more advanced engineered-welded blanks, which are manufactured from two or more blanks of different steel or gauges that are welded together utilizing both mash seam resistance and laser welding. The Company's stampings are principally used as components in mufflers, seat frames, structural rails, window lifts, heat shields, vehicle brakes and other structural body components.

The Company also builds modular assemblies, which include components used in the structural and powertrain systems of a vehicle. Structural systems include bumper beams, door impact beams, steering column supports, chassis components and structural underbody modules. Powertrain systems consist of deep draw components, such as oil pans, transmission pans and valve covers. To a lesser extent, the Company designs, engineers and manufactures precision tools and dies and welding and assembly equipment for use in its blanking and stamping operations, for sale to OEMs, Tier I automotive suppliers and other industrial customers. Furthermore, the Company provides a variety of intermediate steel processing services, such as oiling, cutting-to-length, slitting and edge trimming of hot and cold-rolled steel coils for automotive and steel industry customers. In addition, through its minority-owned investment in Valley City Steel LLC, as described below, the Company provides the intermediary steel processing service of pickling. The Company has sixteen wholly owned subsidiaries at locations in Ohio, Michigan, Georgia, Tennessee and Mexico.

History

In November 1996, the Company acquired substantially all of the assets of Greenfield Die & Manufacturing Corp. (''Greenfield''), which was headquartered in Canton, Michigan, a suburb of Detroit. Greenfield conducts operations as ''Canton Manufacturing Division'' and ''Canton Die Division.'' In July 2000, the Company announced that it would seek strategic alternatives for Canton Die Division. As of October 31, 2000, the Company anticipated selling the assets of Canton Die Division for $11.8 million, recorded a pre-tax asset impairment charge of $12.8 million, and had classified these net assets as held for sale. The Company was unable to sell these assets during fiscal 2001; therefore, in October 2001, the decision was made to cease operations at this facility during fiscal 2002. As the Company currently does not have a specific plan for these assets, the assets of Canton Die Division are no longer classified as held for sale as of October 31, 2001. Certain assets of Canton Die Division may be transferred to other Shiloh locations or may be sold. During fiscal 2001, the Company recorded an additional pre-tax asset impairment charge of $1.5 million and a pre-tax restructuring charge of $0.4 million associated with the shutdown of this facility. The impairment charge was primarily taken to write down the long-lived assets to their current estimated fair value.

In August 1997, the Company acquired C&H Design Company, formerly d.b.a. C&H Die Technology and d.b.a. Utica Die Division, (''C&H'') which was headquartered in Utica, Michigan. In October 2000, the Company closed the operations of C&H and transferred certain of its assets to other Shiloh locations. In July 1998, the Company commenced operation of Jefferson Blanking, Inc. (''Jefferson Blanking''), a blanking facility in Pendergrass, Georgia.

In November 1999, the Company acquired the automotive division of MTD Products Inc (''MTD Automotive'') for $20.0 million in cash and 1,428,571 shares of common stock, par value $0.01 per share, of the Company (the ''Common Stock''), of which 535,714 were contingently returnable at November 1, 1999.

Pursuant to the terms of the earnout provisions of the Asset Purchase Agreement, dated as of June 21, 1999, as amended (the "Purchase Agreement"), entered into by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc ("MTD Products"), the aggregate consideration was increased due to the performance of MTD Automotive during the first twelve months subsequent to consummation of such acquisition. As a result of the subsequent performance of MTD Automotive, the 535,714 contingently returnable shares of Common Stock were not required to be returned to the Company and in January 2001, the Company issued MTD Products an additional 288,960 shares of Common Stock and the Company's wholly owned subsidiary issued a note in the aggregate principal amount of $4.0 million. The Company was guarantor of the note. In accordance with the Purchase Agreement, approximately $1.8 million was returned to the Company for settlement of price concessions and capital expenditure reimbursements relating to fiscal 2000. These adjustments were reflected in the Company's financial statements for the year ended October 31, 2000 as adjustments to the purchase price payable under the terms of the Purchase Agreement. During fiscal 2001, MTD Products forgave all interest relating to the note through October 31, 2001 in the aggregate amount of $0.3 million. The Company satisfied all of its remaining obligations under the note by issuing to MTD Products 42,780 shares of Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. The shares of Series A Preferred Stock were issued in January 2002. In October 2001, the Company settled a contingency set forth in the Purchase Agreement related to price concessions for fiscal 2001 for approximately $1.3 million. This additional reduction to the purchase price is reflected in the Company's financial statements as of October 31, 2001. Also in accordance with the Purchase Agreement, the purchase price may be adjusted at the end of fiscal 2002 upon resolution of a final contingency.

In July 2000, the Company commenced operation of Shiloh de Mexico S. A. de C.V. ("Shiloh of Mexico" or "Saltillo Welded Blank Division"), a blanking facility in Saltillo, Mexico utilizing laser welded technology. On August 29, 2000, the Company acquired substantially all the assets of A.G. Simpson (Tennessee), Inc., d.b.a. Dickson Manufacturing Division ("Dickson"), for approximately $49.2 million, including approximately $1.2 million in acquisition costs. In January 2001, certain purchase price adjustments were made pursuant to the terms of the purchase agreement with respect to the acquisition of Dickson in which approximately $4.5 million was released from escrow and returned to the Company. For accounting purposes, these adjustments were reflected in the Company's financial statements for the year ended October 31, 2000.

On July 31, 2001, the Company completed the sale of land, building and certain other assets of the Wellington Die Division for $3.5 million in cash resulting in a pre-tax loss of approximately $1.0 million. In addition, the Company recorded a pre-tax asset impairment charge of $2.2 million associated with the remaining assets of this facility and a restructuring charge of $0.2 million. The remaining operations at Wellington Die Division were transferred to Wellington Stamping Division in the first quarter of fiscal 2002.

On July 31, 2001, the Company completed the sale of certain assets and liabilities of its Valley City Steel division to Viking Industries, LLC ("Viking") for $12.4 million. In connection with this transaction, the Company and Viking formed a joint venture, Valley City Steel, LLC ("VCS LLC"), in which the Company owns a minority interest (49%) in the new entity and Viking owns a majority interest (51%). Viking contributed the assets purchased to the joint venture. The Company also contributed certain other assets and liabilities of Valley City Steel to the joint venture. The Company retained ownership of the land and building where the joint venture conducts its operations, and leases these facilities to the joint venture. The new entity continues to supply steel processing services to the Company. As of September 1, 2002 and on the first day of every month thereafter, the Company has the right to require VCS LLC to repurchase its interest at a put purchase price as defined in the operating agreement. In addition, as of September 1, 2002 and on the first day of every month thereafter, both the Company and Viking have the right to purchase the others' interest at a call purchase price as defined in the operating agreement. The land and building leased by VCS LLC and owned by the Company secures debt incurred by VCS LLC. The debt matures in August 2003. Once this debt is discharged and released, the Company's ownership in VCS LLC will be reduced to 40% and Viking's interest increased to 60%. As a result of the transaction changing from a 100% sale to a partial sale in fiscal 2001, the Company reduced its estimated asset impairment loss by $11.7 million.

In September 2001, the decision was made to cease operations at the Shiloh of Michigan (''SOM'' or ''Romulus Blanking Division'') blanking facility during fiscal 2002. This facility, located in Romulus, Michigan, was opened in 1996. During the fourth quarter of fiscal 2001, the Company recorded a pre-tax asset impairment charge of $5.8 million to write down certain assets to their estimated fair value. In addition, the Company recorded a pre-tax restructuring charge of $0.4 million associated with the closing of this facility. As of October 31, 2001, the Company has classified $7.5 million of real property and certain machinery and equipment at this facility as assets held for sale. Remaining assets will be sold or transferred to other operations within the Company.

The Company's principal executive offices are located at Suite 202, 103 Foulk Road, Wilmington, Delaware 19803 and its telephone number is (302) 998-0592. Unless otherwise indicated, all references to the ''Company'' or ''Shiloh'' refer to Shiloh Industries, Inc. and its direct and indirect subsidiaries.

Industry

Engineered Products

In the engineered products business, OEMs and Tier I automotive suppliers purchase steel components from suppliers such as the Company. The Company manufactures these components and also engineers and builds tools and dies used in its blanking and stamping operations. In addition, the Company produces tools and dies and welding and assembly equipment for its customers. OEMs typically find it more cost effective and time efficient to focus their core operations on vehicle assembly, marketing and distribution.

Intermediate Steel Processing

Primary steel producers typically find it more cost effective to focus on the sale of standard size and tolerance steel to large volume purchasers and view the intermediate steel processor as part of their customer base. End-product manufacturers seek to purchase steel free from oxidation and scale, with closer tolerances, on shorter lead times and with more reliable and more frequent delivery than the primary steel producers can provide efficiently. These factors, together with the lower cost structure typically found in the outside supplier, have caused many end-product manufacturers to find it more beneficial, from a cost, quality and manufacturing flexibility standpoint, to outsource much of the intermediate steel processing, which is required for the production of their end-products.

Products and Manufacturing Processes

Engineered Products

The Company produces precision stamped steel components through its blanking and stamping operations. Blanking is a process in which flat-rolled steel is cut into precise two dimensional shapes by passing steel through a press, employing a blanking die. These blanks are used principally by manufacturers in the automobile, heavy truck, heating, ventilation and air conditioning (''HVAC'') and lawn and garden industries. These blanks are used by the Company's automotive and heavy truck customers for automobile exterior parts, including fenders, hoods, doors and side panels, and heavy truck wheel rims and brake components. The Company's HVAC and lawn and garden customers use blanks primarily for compressor housings and lawn mower decks.

The Company produces engineered-welded blanks utilizing both the mash seam resistance and laser weld processes. The engineered-welded blanks that are produced generally consist of two or more sheets of steel or aluminum of the same or different material grade, thickness or coating welded together into a single flat panel. The primary distinctions between mash seam resistance and laser welding are weld bead appearance and cost.

Stamping is a process in which steel is passed through dies in a stamping press in order to form the steel into three dimensional parts. The Company also produces stamped parts using precision single stage, progressive and transfer dies, which in most cases, the Company designs and manufactures. Some stamping and blanking operations also provide value-added processes, such as welding, assembly and painting capabilities.

The Company also manufactures deep draw stampings, such as mufflers, oil pans, transmission pans and valve covers. The Company's stampings and assemblies are principally used as components for bumper beams, door impact beams, steering column support, chassis components, seat frames, structural rails, window lifts, vehicle brakes and other structural body components for automobiles and light trucks.

The Company also designs, engineers and produces precision tools and dies and weld and assembly equipment. To support the manufacturing process, the Company supplies substantially all of the tools and dies used in the blanking and stamping operations and a portion of the welding and secondary assembly equipment used to manufacture modular systems. The Company also produces tools and dies for sale to OEMs, Tier I suppliers and other industrial customers. Advanced technology is maintained to conduct activities and improve tool and die production capabilities. The Company has computerized most of the design and engineering portions of the tool and die production process to reduce production time and cost.

Intermediate Steel Processing

The Company processes flat-rolled steel principally for primary steel producers and manufacturers that require processed steel for end-product manufacturing purposes. The Company also processes flat-rolled steel for internal blanking and stamping operations. The Company either purchases hot-rolled and cold-rolled steel from primary steel producers located throughout the Midwest or receives the steel on a toll-processing basis and does not acquire ownership of it. This steel typically requires additional processing to meet the requirements of the end-product manufacturers. The Company's intermediate processing operations include oiling, slitting, cutting-to-length, edge trimming, roller leveling and quality inspecting of flat-rolled steel. In addition, through its minority-owned investment in VCS LLC, the Company provides the steel processing service of pickling.

The first processing operation for hot-rolled steel typically involves pickling, a chemical process in which an acidic solution is applied to the steel to remove the surface oxidation and scale which develops on the steel shortly after it is hot-rolled. During the pickling process, the steel is either coated with oil to prevent oxidation or with a borax-based solution to prevent oxidation and facilitate the stamping process. After pickling, the steel is ready for either additional processing or delivery to the customer.

Cold-rolled and hot-rolled steel often go through additional processing operations to meet the requirements of end-product manufacturers. Slitting is the cutting of coiled steel to precise widths. Cutting-to-length produces steel cut to specified lengths ranging from 12 inches to 168 inches. Edge trimming removes a specified portion of the outside edges of the coiled steel to produce a uniform width. Roller leveling flattens the steel by applying pressure across the width of the steel to make the steel suitable for blanking and stamping. To achieve high quality and increased volume levels and to be responsive to customers' just-in-time supply requirements, most of the Company's steel processing operations are computerized and have combined several complementary processing lines, such as slitting and cutting-to-length at single facilities. In addition to cleaning, leveling and cutting steel, the Company inspects steel to detect production flaws and utilize computers to provide both visual displays and documented records of the thickness maintained throughout the entire coil of steel. The Company also performs inventory control services for some customers.

Customers

The Company produces blanked and stamped parts and processed flat-rolled steel for a variety of industrial customers. The Company supplies steel blanks, stampings and modular assemblies primarily to North American automotive manufacturers and stampings to Tier I automotive suppliers. The Company also supplies blanks and stampings to manufacturers in the lawn and garden, HVAC, home appliance and construction industries. Finally, the Company processes flat-rolled steel for a number of primary steel producers.

One of the Company's largest customers is the Parma, Ohio stamping facility of the metal fabricating division of General Motors. The Company has been working with General Motors for more than 20 years and operates a vendor managed program to supply blanks, which includes on-site support staff, electronic data interchange, logistics support and a just-in-time delivery system. The acquisition of MTD Automotive in November 1999 established Ford Motor Company as another significant customer. The Company supplies Ford with stampings and assemblies.

In fiscal 2001, General Motors and Ford accounted for approximately 28.4% and 12.9% of the Company's revenues, respectively.

Sales and Marketing

The current sales force consists of approximately 40 individuals. These individuals directly market the Company's automotive and steel processing products and services. The sales force is organized to enable the Company to target sales and marketing efforts at three distinct types of customers:

- OEM customers;
- Tier I suppliers; and
- Steel consumers and producers.

To supplement the sales and marketing efforts, the Company operates a sales and technical center in Auburn Hills, Michigan, which is in close proximity to its automotive customers. The Company's engineering staff at this center provides total program management, technical assistance and advanced product development support to customers during the product development stage.

Operations and Engineering

The Company operates its steel processing facilities on an integrated basis. A significant portion of the flat-rolled steel used by the Company in its blanking and stamping operations is supplied through its other steel processing operations. The Company typically designs, engineers and manufacturers substantially all of the tools and dies used in its blanking and stamping operations. Eleven of the Company's facilities were constructed by the Company and were located and designed to facilitate the integrated flow of the Company's processing operations.

Raw Materials

The basic materials required for the Company's operations are hot and cold-rolled steel. The Company obtains steel from a number of primary steel producers. A significant portion of the steel processing products and services are provided to customers on a toll processing basis. Under these arrangements, the Company charges a specified fee for operations performed without acquiring ownership of the steel and being burdened with the attendant costs of ownership and risk of loss. Through centralized purchasing, the Company attempts to purchase raw materials at the lowest competitive prices for the quantity purchased. The amount of steel available for processing is a function of the production levels of primary steel producers.

Competition

Competition for sales of steel blanks and stampings is intense, coming from numerous companies, including independent domestic and international suppliers, and from internal divisions of General Motors, Ford and DaimlerChrysler, as well as independent domestic and international Tier I and Tier II suppliers, which have blanking facilities and greater financial and other resources than the Company. The market for the Company's steel processing operations is also highly competitive. The Company competes with a number of steel processors in its region, such as Worthington Industries, Liberty Steel Fabricating, Inc., Precision Strip, Inc., and primary steel producers, many of which also have comparable facilities and greater financial and other resources than the Company. The primary characteristics of competition encountered in each of these markets are product quality, service, price and technological innovation. In addition, competition for sales of automotive stamped modules is intense. Primary competitors in North America for the stamping business are Aetna/Sofedit, Cosma, a division of Magna International, Oxford Automotive and Tower Automotive. The significant areas of competition with these companies are price, product quality, delivery and engineering capabilities.

Employees

As of December 31, 2001, the Company had approximately 3,080 employees. The employees at four of the subsidiaries, an aggregate of approximately 1,095 employees, are covered by five collective bargaining agreements that are due to expire in May 2002, June 2002, May 2004, August 2005 and June 2006. The collective bargaining agreement that expires in June 2002 relates to the Romulus Blanking Division where operations will cease during fiscal 2002.

Backlog

Because the Company generally conducts its steel processing operations on the basis of short-term orders, backlog is not a meaningful indicator of future performance.

Seasonality

The Company typically experiences decreased revenue and operating income during its first fiscal quarter of each year, usually resulting from generally slower overall automobile production during the winter months. The Company's revenues and operating income in its third fiscal quarter can also be affected by the typically lower automobile production activities in July due to manufacturers' changeover in production lines.

Environmental Matters

The Company is subject to environmental laws and regulations concerning:

- emissions to the air;
- discharges to waterways; and
- generation, handling, storage, transportation, treatment and disposal of waste and hazardous materials.

The Company is also subject to laws and regulations that can require the remediation of contamination that exists at current or former facilities. In addition, the Company is subject to other federal and state laws and regulations regarding health and safety matters. Each of the production facilities has permits and licenses allowing and regulating air emissions and water discharges. While the Company believes that at the present time they are in substantial compliance with environmental laws and regulations, these laws and regulations are constantly evolving and it is impossible to predict whether compliance with all liability under these laws and regulations may have a material adverse effect on the Company in the future.

MTD Automotive, at its facilities in Parma and Valley City, Ohio, has engaged in industrial manufacturing operations since 1946 and 1968, during which time various hazardous substances have been handled at each facility. As a consequence of these historic operations, the potential for liability relating to contamination of soil and groundwater may exist at the Parma facility, which the Company leases from MTD Products, and the Valley City facility, which the Company owns. Although the Company could be liable for cleanup costs at these facilities, MTD Products is contractually obligated to indemnify the Company against any such costs arising as a result of operations prior to the Company's acquisition of the MTD Automotive business.

Item 2. Properties

The Company is a Delaware holding company that has sixteen wholly owned subsidiaries located in Ohio, Michigan, Georgia, Tennessee and Mexico. The Company believes substantially all of its property and equipment is in good condition and that it has sufficient capacity to meet its current operational needs. The Company considers full capacity of its operating facilities to be three eight hour shifts for 5.5 days per week. At October 31, 2001, the Company was operating at approximately 50% capacity. The Company's facilities, all of which are owned (except for its Utica, some of its Canton and Auburn Hills, Michigan, Wellington and Cleveland, Ohio facilities), are as follows:

Subsidiary	Location	Square Footage	Date of Operation	Description of Use
Shiloh Corporation, d.b.a. Mansfield Blanking Division	Mansfield, Ohio	295,240	1955	Blanking/Tool and Die Production
Medina Blanking, Inc., d.b.a. Medina Blanking Division and Ohio Welded Blank Division	Valley City, Ohio	489,481	1986	Blanking
The Sectional Die Company, d.b.a. Wellington Die Division	Wellington, Ohio	85,667(1)	1998	Tool and Die Production
Sectional Stamping, Inc., d.b.a. Wellington Stamping Division	Wellington, Ohio	226,316	1987	Stamping
VCS Properties, LLC	Valley City, Ohio	260,000(2)	1977	Other Steel Processing
Liverpool Coil Processing Incorporated, d.b.a. Liverpool Coil Processing Division	Valley City, Ohio	244,000	1990	Other Steel Processing
Shiloh of Michigan, LLC, d.b.a. Romulus Blanking Division	Romulus, Michigan	170,600(3)	1996	Blanking
Greenfield Die & Manufacturing Corp., d.b.a. Canton Manufacturing Division and Canton Die Division	Canton, Michigan	280,370(4)	1996	Stamping/Tool and Die Production
C&H Design Company, d.b.a. Utica Die Division	Utica, Michigan	62,500(5)	1997	Tool and Die Production
Jefferson Blanking, Inc., d.b.a. Jefferson Blanking Division	Pendergrass, Georgia	190,600	1998	Blanking
Shiloh de Mexico S.A. de C.V. Shiloh Industries, Inc., d.b.a. Saltillo Welded Blank Division	Saltillo, Mexico	153,020	2000	Blanking
Shiloh Automotive, Inc., d.b.a. Liverpool Stamping Division and MTD Automotive	Valley City, Ohio	250,000(6)	1999	Stamping
Shiloh Automotive, Inc., d.b.a. Cleveland Stamping Division, Cleveland Die Division and MTD Automotive	Cleveland, Ohio	395,000(6)(7)	1999	Stamping/Tool and Die Production/Administration
Dickson Manufacturing, d.b.a. Dickson Manufacturing Division	Dickson, Tennessee	242,000	2000	Stamping

(1) This facility was sold on July 31, 2001 and is leased through January 31, 2002 to the Company from the purchaser of Wellington Die Division.

(2) This facility is currently leased to Viking and VCS LLC conducts its operations from this site.

(3) The land, building and certain machinery and equipment at this facility are held for sale as of October 31, 2001.

(4) Represents five facilities, three of which are leased. The tool and die operations conducted by Canton Die Division will cease during fiscal 2002. The three leased facilities used by Canton Die Division are subject to a long term lease.

(5) Since October 31, 2000, operations of Utica Die Division ceased to be conducted at these facilities. The Company negotiated early termination of these leases during the first quarter of fiscal 2002.

(6) The Valley City facility is owned by the Company and the Cleveland facility is leased to the Company from MTD Products.

(7) Includes leased facilities that house the Sales and Technical Center in Auburn Hills, Michigan.

Item 3. Legal Proceedings

The Company is involved in various lawsuits arising in the ordinary course of business. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2001.

Item 4A. Executive Officers of the Company

The information under this Item 4A is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Curtis E. Moll, Chairman of the Board. Mr. Moll became Chairman of the Board of the Company in April 1999, and he has served as a Director of the Company since its formation in April 1993. Since 1980, Mr. Moll has served as the Chairman of the Board and Chief Executive Officer of MTD Products Inc, a privately-held manufacturer of outdoor equipment. Mr. Moll also serves as a director of Sherwin Williams Company and AGCO Corporation. Mr. Moll is 62 years old.

Theodore K. Zampetis, President and Chief Executive Officer. On January 28, 2002, Mr. Zampetis became the President and Chief Executive Officer of the Company. He has served as a director of the Company since 1993. From January 2001 to January 2002, he served as President of Strategic Partners International, LLC, a management consulting firm. From November 1999 to December 2000, Mr. Zampetis independently conducted research and performed certain consulting services. Previously, he had worked for 27 years at Standard Products Company, a manufacturer of rubber and plastic parts principally for automotive original equipment manufacturers, where he held various positions, including serving as the President and Chief Operating Officer of World Wide Operations from 1991 to 1999 at which point Standard Products was sold to Cooper Tire. Mr. Zampetis is 56 years old.

John F. Falcon, President and Chief Executive Officer. From April 1999 until January 28, 2002, Mr. Falcon had been the President and Chief Executive Officer and a Director of the Company. From 1995 to April 1999, Mr. Falcon held several positions at Lear Corporation, a supplier of automotive interior systems, including Director of Interiors for its General Motors division. Prior to that time, he had over twenty years of experience at General Motors, a manufacturer of vehicles, where he held several positions, including, among others, Worldwide Operations Manager for ignition and filtration products. Mr. Falcon is 53 years old. Mr. Falcon left the Company in January 2002.

Stephen E. Graham, Chief Financial Officer. Mr. Graham was named Chief Financial Officer in October 2001. From February 2000 to October 2001, Mr. Graham served as Executive Vice President and Chief Financial Officer of Republic Technologies International, a steel manufacturing company. From May 1996 to February 2000, Mr. Graham served as Vice President and Chief Financial Officer of Dura Automotive, a Tier I automotive supplier. Prior to that time, Mr. Graham held senior financial management positions with automotive and truck component manufacturers such as Magna International, Truck Components and Cambridge Industries. Mr. Graham is 44 years old.

David K. Frink, Vice President of Engineered Welded Blanks. Mr. Frink was named Vice President of Engineered Welded Blanks in July 1997. He also served as Director of Corporate Purchasing from May 1996 to November 1999. Mr. Frink was President of Steel Processing from August 1996 to July 1997. Prior to August 1996, Mr. Frink had been the plant general manager at Liverpool Coil Processing since June 1991. Prior to that time, Mr. Frink had over 21 years of experience in the integrated steel industry working for LTV Steel. Mr. Frink is 54 years old. Mr. Frink left the Company in February 2002.

Larry D. Paquin, Vice President of Quality and Continuous Improvement. Mr. Paquin has served as Vice President of Quality and Continuous Improvement since August 1999. Prior to his tenure with the Company, Mr. Paquin had been Vice President and General Manager of Thomas Madison Incorporated, a privately-held automotive stamping manufacturer, from April 1996 to July 1999. Prior to that time, Mr. Paquin served as President of the Crescive Die and Tool Company, a privately-held tool and die manufacturer. Mr. Paquin is 58 years old. Mr. Paquin left the Company in February 2002.

Mark D. Theisen, Vice President of Sales and Marketing. Mr. Theisen was named Vice President of Sales and Marketing in January 2001. Prior to that time, Mr. Theisen served as Vice President of Strategic Planning and Purchasing. Mr. Theisen was named Vice President of Strategic Planning of the automotive division of MTD Products in August 1998 and served as General Manager of the automotive division of MTD Products from June 1997 to August 1998. Prior to that time Mr. Theisen had been Marketing Manager of the automotive division of MTD Products from April 1995 to June 1997 and Sales Account Manager of the automotive division of MTD Products prior to that time. Mr. Theisen is 39 years old.

Patrick C. Boyer, Vice President of Tooling and Design. Mr. Boyer was named Vice President of Tooling and Design in June 1999. Prior to June 1999, Mr. Boyer was Vice President of Marketing from November 1998 to May 1999. Prior to that time, Mr. Boyer served as Plant General Manager of Wellington Stamping Division for a six-year period. Mr. P. Boyer is 46 years old. Mr. Boyer left the Company in January 2002.

Hayden M. Cotterill, Vice President of Engineered Products. Mr. Cotterill was named Vice President of Engineered Products in January 2000. Mr. Cotterill was employed by the Oxford Group, a Tier II supplier, from April 1998 to January 2000, where he held the position of General Manager of the suspension business unit. Prior to that time, he had over twenty-five years of experience with Eaton Corporation, a global diversified industrial manufacturer, in various positions, including general manager of two divisions of the automotive group. Mr. Cotterill is 54 years old. Mr. Cotterill left the Company in February 2002.

Stephen J. Tomasko, Vice President of Human Resources. Mr. Tomasko was named Vice President of Human Resources in April 2000. Prior thereto, Mr. Tomasko had been employed by the Reserve Group, a privately held company engaged in the acquisition and expansion of businesses involved in the production of steel and stampings. He held various positions at the Reserve Group and since 1995, he served as the Vice President of Administration. Mr. Tomasko is 58 years old. Mr. Tomasko left the Company in February 2002.

Robert A. Henderson, Vice President of Blanking. Mr. Henderson was named Vice President of Blanking in November 2000. Prior to that time, he served as Interim General Manager in charge of Mansfield Blanking and Romulus Blanking from November 1999 to November 2000. Prior thereto, he served as the Assistant Plant General Manager for Mansfield Blanking Division and in various accounting capacities for the Company since joining it in July 1996. Mr. Henderson began his career with Ernst & Young LLP. Mr. Henderson is 34 years old.

John R. Walker, Vice President of Technical and Strategic Planning. Mr. Walker was named Vice President of Technical and Strategic Planning in January 2001. From June 1998 to January 2001, Mr. Walker had been employed by Oxford Automotive, an automotive manufacturer of closure panels, structural components, and springs in the capacity of Executive Director of Advanced Modular Systems and Global Integration. From 1993 to June 1998 he was Vice President Engineering for A.O. Smith Corporation, an automotive products company. Prior to that time his experience included over 23 years in automotive related businesses, serving in key manufacturing, engineering, tooling, as well as product design and development roles. Mr. Walker is 54 years old.

James E. Buddelmeyer, Vice President of Materials and Procurement. Mr. Buddelmeyer was named Vice President of Materials and Procurement in November 1999. Prior thereto, Mr. Buddelmeyer had been employed by Arvin-Meritor, a Tier I heavy truck and automotive supplier. He had over twenty-three years of experience with Arvin-Meritor where he held positions in operations and materials management. Mr. Buddelmeyer is 50 years old. Mr. Buddelmeyer left the Company in February 2002.

Richard K. Holmes, Vice President of Engineering Technology. Mr. Holmes was named Vice President of Engineering Technology in November 1999. Prior to November 1999, Mr. Holmes held the position of Senior Vice President of Product Development of MTD Products. Prior thereto, Mr. Holmes served in various positions for MTD Products from 1993 to November 1998. Prior to that time, he had over 17 years of experience with Firestone Steel Products and General Motors. Mr. Holmes is 49 years old.

PART II

Item 5. Market for Company's Common Equity and Related Stockholder Matters

As of the close of business on February 11, 2002, there were 151 stockholders of record for the Company's Common Stock. The Company believes that the actual number of stockholders of the Company's Common Stock exceeds 400. The Company has not declared or paid any cash dividends on shares of its equity securities, including Common Stock, since its incorporation in April 1993. The Company currently intends to retain earnings and does not anticipate paying dividends in the foreseeable future. The Common Stock is traded on the Nasdaq National Market under the symbol "SHLO." On February 12, 2002, the closing price for the Company's Common Stock was $1.40 per share.

The Company's Common Stock commenced trading on June 29, 1993. The table below sets forth the high and low bid prices for the Company's Common Stock for its four quarters in each of 2000 and 2001.

	High	Low
1st Quarter		
January 31, 2000	$11.875	$ 8.00
2nd Quarter		
April 30, 2000	$ 10.00	$9.0625
3rd Quarter		
July 31, 2000	$ 11.00	$ 5.50
4th Quarter		
October 31, 2000	$ 9.25	$ 5.875
1st Quarter		
January 31, 2001	$ 6.438	$ 2.50
2nd Quarter		
April 30, 2001	$ 5.75	$ 2.850
3rd Quarter		
July 31, 2001	$ 5.680	$ 3.750
4th Quarter		
October 31, 2001	$ 7.690	$ 1.90

On November 1, 1999, the Company issued 1,428,571 shares of its Common Stock to MTD Products as a portion of the consideration for the acquisition by the Company of MTD Automotive. As consideration owed by the Company to MTD Products Inc under the earnout provision of the Purchase Agreement, the Company issued 288,960 shares of its Common Stock in January 2001. In addition, as of December 31, 2001, the Purchase Agreement was further amended and in accordance therewith, in January 2002, the Company issued to MTD Products 42,780 shares of its Series A Preferred Stock. These issuances of shares of Common Stock and Preferred Stock were exempt from the registration requirements of the Securities Act of 1933 based on Section 4(2) of such Act.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The data for each of the five years in the period ended October 31, 2001 is derived from the consolidated financial statements of the Company, which has been audited by PricewaterhouseCoopers LLP, independent accountants. The data presented below should be read in conjunction with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the Financial Statements and the notes thereto included elsewhere in this Annual Report.

	Years Ended October 31,				
(Dollars in thousands, except per share)	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:					
Revenues	$662,447	$630,762	$354,220	$299,350	$273,161
Operating income (loss) as reported	$(29,313)	$ (7,269)	$ 31,514	$ 30,019	$ 33,261
Change in inventory costing method (1)	—	(798)	(1,683)	42	(38)
Operating income (loss) as restated	$(29,313)	$ (8,067)	$ 29,831	$ 30,061	$ 33,223
Net income (loss) as reported	$(35,482)	$(12,555)	$ 15,310	$ 15,542	$ 20,093
Change in inventory costing method (1)	—	(476)	(1,045)	26	(23)
Net income (loss) as restated	$(35,482)	$(13,031)	$ 14,265	$ 15,568	$ 20,070
EARNINGS (LOSS) PER SHARE:(2)					
Basic and diluted earnings (loss) per share:					
Net income (loss) as reported	$ (2.40)	$ (.88)	$ 1.17	$ 1.19	$ 1.54
Change in inventory costing method (1)	—	(.03)	(.08)	—	—
Net income (loss) as restated	$ (2.40)	$ (.91)	$ 1.09	$ 1.19	$ 1.54
Basic weighted average number of common shares	14,798	14,290	13,081	13,061	13,032
Diluted weighted average number of common shares	14,798	14,290	13,085	13,103	13,066
OTHER DATA:					
Capital expenditures	$ 41,171	$ 66,191	$ 58,417	$ 67,968	$ 63,164
Depreciation and amortization	28,164	23,819	18,304	15,270	11,012
BALANCE SHEET DATA:(1)(2)					
Working capital	$ 87,028	$138,963	$ 85,011	$ 57,387	$ 46,201
Total assets	529,460	572,107	425,419	354,693	290,344
Total debt	268,545	251,545	171,450	135,865	96,400
Stockholders' equity	131,687	178,996	177,827	163,562	147,061

(1) During the fourth quarter of 2001, the Company changed the method of inventory costing from last-in first-out (LIFO) to first-in first-out (FIFO) for certain inventories.

(2) Purchase price adjustments made in connection with the acquisitions of MTD Automotive and Dickson Manufacturing Division are reflected in earnings (loss) per share and balance sheet data for fiscal 2001 and 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company is a full service manufacturer of blanks and stamped components for the automotive and light truck, heavy truck and other industrial markets. The Company's engineered products include blanks, stamped components and modular assemblies. The Company also designs, engineers and manufactures precision tools and dies for the automotive and other industries. In addition, the Company provides a variety of intermediate steel processing services, such as oiling, cutting-to-length, slitting and edge trimming of hot and cold-rolled steel coils for automotive and steel industry customers. In addition, through its minority-owned investment, VCS LLC, the Company provides the intermediary steel processing service of pickling. In fiscal 2001, approximately 92.0% of the Company's revenues were generated by sales to the automotive and light and heavy truck industries.

The Company's origins date back to 1950 when its predecessor, Shiloh Tool & Die Mfg. Company, began to design and manufacture precision tools and dies. As an outgrowth of its precision tool and die expertise, Shiloh Tool & Die Mfg. Company expanded into blanking and stamping operations in the early 1960's. In April 1993, Shiloh Industries, Inc. was organized as a Delaware corporation to serve as a holding company for its operating subsidiaries and in July 1993 completed an initial public offering of Common Stock.

In August 1997, the Company acquired C&H, headquartered in Utica, Michigan. In October 1997, the Company incorporated Jefferson Blanking, Inc. and commenced operations at its facility located in Pendergrass, Georgia in July 1998.

On November 1, 1999, the Company acquired MTD Automotive, the automotive division of MTD Products Inc, headquartered in Cleveland, Ohio. MTD Automotive is primarily a Tier I supplier and primarily serves the automotive industry by providing metal stampings and modular assemblies. The aggregate consideration for the acquisition of MTD Automotive consisted of $20.0 million in cash and the issuance of 1,428,571 shares of Common Stock to MTD Products, of which 535,714 were contingently returnable at November 1, 1999. In January 2001, the aggregate consideration was increased based upon the performance of MTD Automotive during the first twelve months subsequent to closing. Specifically, the 535,714 contingently returnable shares of Common Stock were not required to be returned to the Company and the Company issued MTD Products an additional 288,960 shares of Common Stock and the Company's wholly owned subsidiary issued a note in the aggregate principal amount of $4.0 million. The Company was guarantor of the note. In addition, in accordance with the Purchase Agreement, approximately $1.8 million was returned to the Company for settlement of price concessions and capital expenditure reimbursements relating to fiscal 2000. These adjustments were reflected in the Company's financial statements for the year ended October 31, 2000 as adjustments to the purchase price payable under the terms of the Purchase Agreement. During fiscal 2001, MTD Products forgave all interest relating to the note through October 31, 2001 in the aggregate amount of $0.3 million. The Company satisfied all of its remaining obligations under the note by issuing to MTD Products 42,780 shares of Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. The shares of Series A Preferred Stock were issued in January 2002. In October 2001, the Company resolved a contingency in the Purchase Agreement related to price concessions for approximately $1.3 million. This additional reduction to the purchase price was recorded by reducing the value originally assigned to fixed assets and establishing an accounts receivable as of October 31, 2001. Also, in accordance with the Purchase Agreement, the purchase price may be adjusted at the end of fiscal 2002 upon resolution of a final contingency.

In July 2000, the Company announced that it would seek strategic alternatives for two of its tool and die facilities, C&H and Canton Die Division, and one of its steel processing facilities, Valley City Steel. In October 2000, the Company closed C&H and transferred certain of its assets to other Shiloh locations. During the fourth quarter of fiscal 2000, the Company recorded a pre-tax asset impairment charge of $6.5 million to write down certain long-lived assets to be disposed of. In addition, during the fourth quarter of fiscal 2000, the Company recorded a pre-tax restructuring charge of $1.2 million associated with the closing of this facility. In October 2001, the Company recorded an additional pre-tax asset impairment charge of $0.3 million to write down long-lived assets to their current estimated fair value.

As of October 31, 2000, the Company anticipated selling the net assets of Canton Die Division for $11.8 million, recorded a pre-tax asset impairment charge of $12.8 million, and had classified these assets as held for sale. The Company was unable to sell these assets during fiscal 2001; therefore, in October 2001, the decision was made to cease operations at Canton Die Division during fiscal 2002. As the Company currently does not have a specific plan for these assets, the assets are no longer classified as held for sale as of October 31, 2001. Certain assets of Canton Die Division may be transferred to other Shiloh locations or may be sold. During fiscal 2001, the Company recorded an additional pre-tax asset impairment charge of $1.5 million and a pre-tax restructuring charge of $0.4 million associated with the shutdown of this facility. The impairment charge was primarily taken to write down the long-lived assets to their current estimated fair value.

On July 31, 2001, the Company completed the sale of certain assets and liabilities of its Valley City Steel division to Viking for $12.4 million. In connection with this transaction, the Company and Viking formed VCS LLC in which the Company owns a minority interest (49%) in the new entity and Viking owns a majority interest (51%). Viking contributed the assets purchased to the joint venture. The Company also contributed certain other assets and liabilities of Valley City Steel to the joint venture. The Company retained ownership of the land and building where the joint venture conducts its operations and leases these facilities to the joint venture. As of September 1, 2002 and on the first day of every month thereafter, the Company has the right to require VCS LLC to repurchase its interest at a put purchase price as defined in the operating agreement. In addition, as of September 1, 2002 and on the first day of every month thereafter, both the Company and Viking have the right to purchase the others interest at a call purchase price as defined in the operating agreement. The land and building leased by VCS LLC and owned by the Company secures debt incurred by VCS LLC. Once the debt matures in August 2003 and is discharged and released, the Company's ownership interest in VCS LLC will be reduced to 40% and Viking's interest will be increased to 60%. The new entity continues to supply steel processing services to the Company. As a result of the transaction changing from a 100% sale to a partial sale in fiscal 2001, the Company reduced its estimated asset impairment loss by $11.7 million.

In July 2000, the Company commenced operations of Saltillo Welded Blank Division. On August 29, 2000, the Company acquired substantially all the assets of A.G. Simpson (Tennessee), Inc., d.b.a. Dickson Manufacturing Division, for approximately $49.2 million, including approximately $1.2 million in acquisition costs. In January 2001, certain purchase price adjustments were made pursuant to the terms of the purchase agreement in which approximately $4.5 million was released from escrow and returned to the Company. For accounting purposes, these adjustments were reflected in the Company's financial statements for the year ended October 31, 2000.

On July 31, 2001, the Company completed the sale of building, land and certain other assets of the Wellington Die Division for $3.5 million in cash resulting in a pre-tax loss of $1.0 million. In addition, the Company recorded a pre-tax asset impairment charge of $2.2 million associated with the remaining assets of this facility and a restructuring charge of $0.2 million. The remaining operations at Wellington Die Division were transferred to Wellington Stamping Division in the first quarter of fiscal 2002.

In September 2001, the decision was made to cease operations at Romulus Blanking Division during fiscal 2002. During the fourth quarter of fiscal 2001, the Company recorded a pre-tax asset impairment charge of $5.8 million to write down certain assets to their estimated fair value. In addition, the Company recorded a pre-tax restructuring charge of $0.4 million associated with the closing of this facility. As of October 31, 2001, the Company has classified $7.5 million of real property and certain machinery and equipment at this facility as assets held for sale. The remaining assets will be sold or transferred to other operations within the Company.

During the fourth quarter of fiscal 2001, the Company recorded restructuring charges of $0.5 million associated with a reduction in its salaried workforce.

During the fourth quarter of fiscal 2001, the Company changed its method of inventory costing from last-in first-out ("LIFO") to first-in first-out ("FIFO") for certain inventories. Prior periods have been restated to reflect this change. The method was changed because the Company's steel inventory has experienced declines in costs due to supply and demand in the market place and many of the Company's peer group currently use the FIFO method of inventory costing. Furthermore, the majority of the Company's inventory is currently recorded using the FIFO method; therefore, the change will provide for greater consistency in the accounting policies of the Company and will also provide a better matching of revenue and expenses. The change increased net loss in fiscal 2001 by $0.6 million or $.04 per share and $0.5 million or $.03 per share in 2000 and decreased net income by $1.0 million or $.08 per share in 1999, and increased retained earnings for years prior to 1999 by $0.7 million.

In analyzing the financial aspects of the Company's operations, you should consider the following factors.

Plant utilization levels are very important to profitability because of the capital-intensive nature of these operations. Because the Company performs a number of different operations, it is not meaningful to analyze simply the total tons of steel processed. For example, blanking and stamping involve more operational processes, from the design and manufacture of tools and dies to the production and packaging of the final product, than the Company's other services and therefore generally have higher margins.

A portion of the Company's steel processing and blanking products and services is provided to customers on a toll processing basis. Under these arrangements, the Company charges a tolling fee for the operations that it performs without acquiring ownership of the steel and being burdened with the attendant costs of ownership and risk of loss. Although the proportion of tons of steel which the Company uses or processes that is directly owned as compared to toll processed may fluctuate from quarter to quarter depending on customers' needs, the Company estimates that of total tons used or processed in its operations, approximately 67.1% in 2001, 75.9% in 2000 and 85.6% in 1999 were used or processed on a toll processing basis, excluding tons from which the Company receives a storage fee, approximately 61.0% in 2001, 72.5% in 2000 and 82.9% in 1999 were used or processed on a toll processing basis. Revenues from toll processing as a percent of total revenues were approximately 13.2% in 2001, 16.5% in 2000, and 27.6% in 1999. Revenues from operations involving directly owned steel include a component of raw material cost whereas toll processing revenues do not. Consequently, toll processing generally results in lower revenue, but higher gross margin, than directly owned steel processing. Therefore, an increase in the proportion of total revenues attributable to directly owned steel processing may result in higher revenues but lower gross margins. The Company's stamping operations generally use more directly owned steel than its other operations.

Changes in the price of scrap steel can have a significant effect on the Company's results of operations because substantially all of its operations generate engineered scrap steel. Engineered scrap steel is a planned by-product of the Company's processing operations. Changes in the price of steel, however, also can impact the Company's results of operations because raw material costs are by far the largest component of cost of sales in processing directly owned steel. The Company actively manages its exposure to changes in the price of steel, and, in most instances, passes along the rising price of steel to its customers. At times, however, the Company has been unable to do so.

Over the last several years, the Company's results of operations have been adversely affected by a large number of facility expansions and start-up operations in recent periods, such as Saltillo Welded Blank Division and Ohio Welded Blank Division, an expansion facility of Medina Blanking, Inc. Operations at expanded and new facilities are typically less efficient than established operations due to the implementation of new production processes. In addition, the Company depends on customers to implement their purchase programs in a timely manner, which affects the Company's ability to achieve satisfactory plant utilization rates. When the customers fail to implement their programs in a timely manner, the Company's results are negatively impacted. In the Company's experience, operations at expanded or new facilities may be adversely impacted by the above factors for several periods. In addition, during the last two fiscal years, the Company's results of operations have been adversely impacted as a result of the shutdown and sale of certain operations. During a shutdown, the Company typically continues to incur certain fixed costs, such as overhead related expenses, while also experiencing a diversion of certain resources, such as management-related resources.

The Company continues to maintain a customer/vendor relationship with LTV Steel Company (''LTV'') with respect to purchasing processed steel from LTV's remaining inventory. In December 2000, LTV filed for bankruptcy protection under Title 11 of the United States Code. In December 2001, LTV was granted permission to liquidate assets under Title 7 of the United States Code. The Company's exposure to pre-petition and post-petition matters with LTV has been mitigated where appropriate and existing reserves are maintained to further reduce this exposure. The Company does not believe its exposure related to LTV, or other customers, will have a material adverse effect on the Company's financial results.

In August 2001, Statement of Financial Accounting Standards (''SFAS'') No. 144 ''Accounting for the Impairment or Disposal of Long-Lived Assets'' was issued effective for all fiscal years beginning after December 15, 2001 with early application encouraged. This Statement, which supersedes certain aspects of SFAS No. 121 ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of'', addresses implementation issues associated with SFAS No. 121 and improves financial reporting by establishing one accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial statements.

In July 2001, SFAS No. 142 ''Goodwill and Other Intangible Assets'' was issued effective for all fiscal quarters of fiscal years beginning after December 15, 2001 with earlier application permitted. This Statement establishes criteria for the recognition of intangible assets and their useful lives. It also results in companies ceasing the amortization of goodwill and requires companies to test goodwill for impairment on an annual basis. The Company is required to adopt SFAS No. 142 as of November 1, 2002. The Company is currently evaluating the impact that SFAS No. 142 will have on its financial condition and results of operations. The Company expects that it will no longer record $0.1 million of amortization associated with its $3.1 million of existing goodwill. The Company does not have any intangible assets impacted by SFAS No. 142.

Effective November 1, 2000, the Company adopted SFAS No. 133 ''Accounting for Derivative Instruments and Hedging Activities,'' as amended. The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

Results Of Operations

The following table sets forth statement of operations data of the Company expressed as a percentage of revenues for the periods indicated:

	Years Ended October 31,		
	2001	2000	1999
Revenues	100.0%	100.0%	100.0%
Cost of sales	94.9	87.0	82.7
Gross profit	5.1	13.0	17.3
Selling, general and administrative expense	9.6	8.8	8.9
Asset impairment charges (recovery)	(.2)	5.2	—
Restructuring charges	.2	.2	—
Operating income (loss)	(4.5)	(1.2)	8.4
Interest expense	3.2	2.4	2.1
Interest income	*	*	*
Minority interest	—	—	.1
Other income (expense), net	(.4)	.2	*
Income (loss) before taxes	(8.0)	(3.4)	6.5
Provision (benefit) for income taxes	(2.6)	(1.3)	2.5
Net income (loss)	(5.4)%	(2.1)%	4.0%

* Indicates that amounts are greater than 0.0 percent but less than 0.1 percent.

Year Ended October 31, 2001 Compared to Year Ended October 31, 2000

Revenues. Revenues increased by $31.7 million, or 5.0%, to $662.4 million for the year ended October 31, 2001 from $630.8 million for the comparable period in 2000. The increase in revenues is primarily due to Saltillo Welded Blank Division and Dickson Manufacturing Division being included in the operational results for an entire year and increased revenues at Ohio Welded Blank Division. The increases at Ohio Welded Blank Division are primarily a result of increases in production at this facility as a result of increased demand related to sport utility platforms on which the Company supplies certain parts. The increases at these locations were partially off-set by the overall slow down in the automotive and light truck and heavy truck markets. In addition, the increase in revenues was partially offset as a result of the loss of revenue with respect to the sale of Valley City Steel on July 31, 2001. The percentage of revenues from directly owned steel processed was 86.8% for fiscal 2001 compared to 83.5% for fiscal 2000. Revenues from the toll processed steel were 13.2% for fiscal 2001 compared to 16.5% for fiscal 2000. This shift in the mix of revenue from toll processing to directly owned steel processing is the result of the continued increase in revenue from automotive customers at Saltillo Welded Blank Division, Dickson Manufacturing Division and Ohio Welded Blank Division, which primarily use directly owned steel. In addition, scrap revenue decreased $4.5 million for fiscal 2001 both as a result of a decrease in the average scrap price per gross ton and a decrease in scrap volume as a result of a decrease in the total tons used or processed by the Company.

Gross Profit. Gross profit decreased by $48.6 million, or 59.2%, to $33.5 million for fiscal 2001 from $82.1 million for the comparable period in 2000. Gross margin decreased to 5.1% in fiscal 2001 from 13.0% for the comparable period in 2000. The significant decrease in gross profit and gross margin is primarily related to the decrease in revenues in the automotive and heavy truck markets not absorbing related fixed costs and the shift in the mix of revenue from toll processing to directly owned steel. In addition, lower gross margin and lower gross profit were experienced at Cleveland Die Division, Canton Die Division and Wellington Die Division as a result of the softening in the tool and die business and, with respect to results for the first nine months of fiscal 2001, at Valley City Steel as a result of the weakened steel industry.

Selling, General And Administrative Expenses. Selling, general and administrative expenses increased by $7.6 million, or 13.7%, to $63.3 million in fiscal 2001 from $55.7 million in fiscal 2000. As a percentage of revenues, these expenses increased to 9.6% for fiscal 2001 from 8.8% for fiscal 2000. The increase in both dollars and percentage was primarily the result of bad debt expense relating to certain steel industry customers, who are currently in bankruptcy proceedings, and automotive industry customers, the inclusion of Saltillo Welded Blank Division and Dickson Manufacturing Division and increases at Ohio Welded Blank Division. The increase was partially off-set by the closing of C&H in October 2000 and the sale of Valley City Steel in July 2001.

Other. The Company recognized an asset impairment recovery of $1.9 million for fiscal 2001 compared to an asset impairment charge of $33.2 million in fiscal 2000. The fiscal 2001 asset impairment recovery resulted from a reversal of the estimated loss associated with the sale of assets of Valley City Steel Company being held for sale offset by asset impairment charges resulting from the closings of Romulus Blanking Division, Wellington Die Division and Canton Die Division. In addition, a restructuring charge of $1.4 million was recognized for fiscal 2001 compared to a $1.2 million restructuring charge in fiscal 2000. The fiscal 2001 restructuring charge resulted from the closings of Romulus Blanking Division, Wellington Die Division, C&H and Canton Die Division and severance expenses related to a salaried workforce reduction. Interest expense increased to $21.2 million in fiscal 2001 from $15.4 million for the comparable period in fiscal 2000 due primarily to increased average borrowings outstanding for the purchase of Dickson Manufacturing Division, capital expansion at Saltillo Welded Blank Division and other capital expenditures made during fiscal 2000 and fiscal 2001. Interest expense of approximately $1.2 million relating to expansion of Ohio Welded Blank Division, the addition of Saltillo Welded Blank Division facility and new equipment at Dickson Manufacturing Division was capitalized in fiscal 2001. Other expense of $2.4 million for fiscal 2001 decreased from other income of $1.5 million in fiscal 2000 due primarily to loss on sale of assets at Wellington Die Division and C&H in fiscal 2001, which was partially offset by the gain on the Company jet of $1.2 million in fiscal 2000. The income tax benefit was $17.3 million in fiscal 2001 compared to $8.8 million in fiscal 2000, representing effective tax rates of 32.7% and 40.3%, respectively.

Net Income (Loss). The net loss for fiscal 2001 of $35.5 million was $22.5 million greater than the net loss of $13.0 million for the comparable period in fiscal 2000. The increase in the net loss was substantially the result of decreases in revenues in the automotive and heavy truck markets not absorbing related fixed costs and the shift in the mix of revenue from toll processing to directly owned steel, which was partially offset by a significant reduction in asset impairment charges (recovery) in fiscal 2001 compared to fiscal 2000.

Year Ended October 31, 2000 Compared To Year Ended October 31, 1999

Revenues. Revenues increased by $276.5 million, or 78.1%, to $630.8 million for the year ended October 31, 2000 from $354.2 million for the comparable period in 1999. The increase in revenues is primarily due to the inclusion of MTD Automotive and Ohio Welded Blank Division. MTD Automotive was acquired on November 1, 1999 and accounted for $207.1 million, or 74.9% of the revenue increase in fiscal 2000 as compared to fiscal 1999. Ohio Welded Blank Division, dedicated to engineered welded blanks for the automotive sector, became operational on November 1, 1999 and accounted for $60.0 million, or 21.7% of the revenue increase in fiscal 2000 as compared to fiscal 1999. In addition, in fiscal 2000, scrap revenue increased $6.9 million as a result of (1) an increase in the average scrap price per gross ton and (2) an increase in scrap volume, primarily as a result of the inclusion of MTD Automotive and Ohio Welded Blank Division. Excluding MTD Automotive and Ohio Welded Blank Division, scrap sales increased $4.1 million in fiscal 2000 as compared to fiscal 1999. The percentage of revenues from directly owned steel processed was 83.5% for fiscal 2000 compared to 72.4% for fiscal 1999. Revenues from the toll processed steel were 16.5% for fiscal 2000 compared to 27.6% for fiscal 1999. This shift in the mix of revenue from toll processing to directly owned steel primarily resulted from the addition of MTD Automotive and Ohio Welded Blank Division, which derived substantial revenue from directly owned steel.

Gross Profit. Gross profit increased by $20.8 million, or 34.0%, to $82.1 million for fiscal 2000 from $61.3 million for the comparable period in 1999. Gross margin decreased to 13.0% in fiscal 2000 from 17.3% for the comparable period in 1999. The increase in gross profit is primarily related to the acquisition of MTD Automotive, which has historically generated lower gross margins than the historical results of the Company's existing operations. The decline in gross margin is primarily a result of the addition of MTD Automotive and Ohio Welded Blank Division, which derive substantial revenue from sales of directly owned steel which results in higher revenues but lower gross margins. In addition, lower gross margin and lower gross profit were experienced at Canton Die Division and C&H as a result of the softening in the tool and die business and at Valley City Steel as a result of the weakening steel industry. Excluding MTD Automotive, Ohio Welded Blank Division, Canton Die Division, C&H and Valley City Steel, gross profit decreased by $2.7 million and gross margin increased to 19.7% for fiscal 2000.

Selling, General And Administrative Expenses. Selling, general and administrative expenses increased by $24.3 million, or 77.2%, to $55.7 million in fiscal 2000 from $31.4 million in fiscal 1999. As a percentage of revenues, these expenses decreased slightly to 8.8% for fiscal 2000 from 8.9% for fiscal 1999. The largest component of the increase, in dollars, arose principally from the addition of MTD Automotive and Ohio Welded Blank Division. Excluding MTD Automotive and Ohio Welded Blank Division, selling, general and administrative expenses increased $14.2 million from fiscal 1999 and as a percentage of revenues increased to 12.6% from fiscal 1999. Additional increases are the result of: the addition of corporate personnel and related costs, a bad debt write-off relating to one customer, increased depreciation on the new business system software, write-off of costs relating to the high yield bond offering that was terminated during the fourth quarter of fiscal 2000, administrative expenses relating to Dickson Manufacturing Division, acquired in August 2000 and administrative expenses for the start-up of the Saltillo Welded Blank Division.

Other. The Company recognized a one-time asset impairment charge of $33.2 million relating to assets held for sale at Canton Die Division and Valley City Steel as well as a one time charge of $1.2 million for restructuring related to the closing of C&H. Interest expense increased to $15.4 million in fiscal 2000 from $7.5 million for the comparable period in fiscal 1999 due primarily to increased average borrowings during fiscal 2000 that were primarily incurred in connection with acquisitions and capital expenditures made during fiscal 1999 and fiscal 2000. Interest expense of approximately $2.6 million relating to expansion of several facilities was capitalized in fiscal 2000. The income tax benefit was $8.8 million in fiscal 2000 compared with a provision for income tax of $8.7 million in fiscal 1999, representing effective tax rates of 40.3% and 37.9%, respectively.

Net Income (Loss). Net income for fiscal 1999 decreased by $27.3 million to a net loss of $13.0 million for fiscal 2000. This decrease was substantially the result of the asset impairment charge and restructuring charge.

Liquidity And Capital Resources

At October 31, 2001, the Company had $87.0 million of working capital, representing a current ratio of 1.9 to 1 and debt to total capitalization of 67.1%.

Net cash provided by operating activities is primarily generated from operations of the Company plus non-cash charges for depreciation and amortization, which because of the capital intensive nature of the Company's business, are substantial. Net cash provided by operating activities for 2001 was $4.2 million as compared to $44.0 million for the comparable period in fiscal 2000. Fluctuations in working capital and operating losses were the primary factors causing the decrease in net cash provided by operations from fiscal 2000 to fiscal 2001. Net cash provided by operating activities has historically been used by the Company to fund a portion of its capital expenditures.

Net cash used in investing activities for fiscal 2001 was $18.7 million compared to $137.0 million for the comparable period in fiscal 2000. The primary reasons for the decrease are the result of no acquisitions occurring in fiscal 2001, a reduction in capital expenditures offset by proceeds received primarily from the sale of assets of Valley City Steel and Wellington Die Division. Net cash provided by financing activities was $18.1 million in fiscal 2001 compared to $92.6 million in fiscal 2000. The primary reason for the decrease in fiscal 2001 compared to fiscal 2000 relates to decreased capital spending, decreased acquisition activity and proceeds from asset sales.

The Company's estimated capital expenditures for fiscal 2002 are approximately $25.0 million. The capital expenditures in fiscal 2002 are anticipated to be primarily for support of new business, expected increases in existing business and to enhance productivity.

Capital expenditures, excluding acquisitions, were $41.2 million during the year ended October 31, 2001 and $66.2 million during fiscal 2000. The capital expenditures made during 2001 were primarily for expansions of existing facilities of approximately $34.1 million, as well as sustaining capital expenditures of approximately $7.1 million.

On August 11, 2000, the Company entered into a credit agreement with JP Morgan Chase, formerly The Chase Manhattan Bank, as administrative agent for a group of lenders, which replaced the KeyBank Agreement with KeyBank NA as agent for a group of lenders. The credit agreement had an original commitment of $300.0 million and expired in August 2005. All amounts outstanding under the KeyBank Agreement were refinanced and all existing obligations under the KeyBank Agreement were terminated. As a result of the refinancing, the Company capitalized deferred financing costs of $1.5 million associated with the new Chase Manhattan credit agreement in the fourth quarter of fiscal 2000, which is being amortized over the term of the debt.

Under the credit agreement, the Company has the option to select the applicable interest rate at the alternative base rate (''ABR''), as defined in the credit agreement to be the greater of the prime rate in effect on such day and the federal funds effective rate in effect on such day plus half of 1%, or the LIBOR rate plus a factor determined by a pricing matrix (ranging from 0.5% to 1.5% for the ABR and ranging from 1.5% to 2.5% for the LIBOR rate) based on funded debt to earnings before interest, taxes, depreciation and amortization.

On May 10, 2001, the Company amended the credit agreement primarily to change the covenant thresholds. This amendment also provided that, among other things, upon the sale of Valley City Steel, the amount of availability under the credit agreement would decrease by $10.0 million. In addition this amendment increased the pricing matrix such that the ABR factor ranges from 1.25% to 2.5% and the LIBOR factor ranges from 2.25% to 3.5%. The factor as determined by the pricing matrix was 3.5% as of October 31, 2001 and 2.0% as of October 31, 2000. As a result of this amendment, the Company capitalized deferred financing costs of $0.8 million which are being amortized over the remaining term of the debt.

The terms of the credit agreement also require an annual commitment fee based on the amount of unused commitments under the credit agreement and a factor determined by a pricing matrix (ranging from 0.375% to 0.5%) based on funded debt to earnings before interest, taxes, depreciation and amortization. The credit agreement also provides for the incurrence of debt under standby letters of credit and for the advancement of funds under a discretionary line of credit. The maximum amount of debt that may be incurred under each of these sources of funds is $15.0 million. Total availability at October 31, 2001 under the Company's credit agreement was $290.0 million, of which $23.5 million was unused. The interest rate at October 31, 2001 and 2000 was 5.875% and 8.625%, respectively.

The credit agreement is collateralized by an interest in all of the Company's and its wholly owned domestic subsidiaries' cash and cash accounts, accounts receivable, inventory, mortgages on certain owned real property and equipment, excluding fixtures and general intangibles such as patents, trademarks and copyrights.

The credit agreement includes, without limitation, covenants involving minimum interest coverage, minimum tangible net worth coverage and a minimum leverage ratio. In addition, the credit agreement limits the incurrence of additional indebtedness, capital expenditures, investments, dividends, transactions with affiliates, asset sales, leaseback transactions, acquisitions, prepayments of other debt, hedging agreements and liens and encumbrances and certain transactions resulting in a change of control. As of October 31, 2001, the Company was not in compliance with its debt covenants under the credit agreement.

On January 25, 2002, the Company's lenders consented to further amend the credit agreement. The amended and restated credit agreement was executed as of February 12, 2002. Significant provisions of the amendment and restatement include an increase in the pricing matrix such that the ABR factor ranges from 1.5% to 3.0% and the LIBOR factor ranges form 2.5% to 4.0%. In addition, the amended and restated credit agreement expires on April 30, 2004. The Company is required to obtain within 90 days of execution of the amendment and restatement $8.0 million in additional liquidity. This liquidity will be generated through certain transactions to be entered into with related parties and includes (1) the sale of certain machinery and equipment for $6.5 million, (2) payment of $1.0 million associated with a three year supply arrangement and (3) the issuance of two 9.0% promissory notes due May 1, 2004 in the aggregate principal of $0.5 million. In addition, the Company also has satisfied its requirement to generate approximately $12.0 million of additional liquidity, as defined in the amended and restated credit agreement, during the first quarter of fiscal 2002. Net proceeds from the sale, transfer, lease or other disposition of certain assets by the Company are required to be used to prepay outstanding debt, which will reduce the total commitment under the amended and restated credit agreement by the amount equal to such prepayment. Certain additional changes to covenant thresholds and additional reporting requirements were instituted in accordance with the amended and restated credit agreement, such as capital expenditures for the Company are limited to $29.1 million for the fiscal year ending October 31, 2002 and the Company is required to achieve earnings before interest, taxes, depreciation and amortization (''EBITDA'') of $24.3 million for the year ending October 31, 2002. In connection with such amendment and restatement, the Company is required to pay an amendment fee to each lender equal to .25% of the aggregate amount of such lender's commitment. In addition, JP Morgan Chase received an arrangement fee of $0.2 million. Under the terms of the amended and restated credit agreement, the Company would have been in compliance with its covenants as of October 31, 2001. The Company is currently in compliance with its covenants under the amended and restated credit agreement.

On January 22, 2001, the Company's wholly-owned subsidiary, MTD Automotive, executed a note in the aggregate principal amount of approximately $4.0 million in favor of MTD Products Inc as partial payment of the additional consideration owed to MTD Products based on the performance of MTD Automotive for the first twelve months subsequent to consummation of such acquisition. Specifically, aggregate consideration increased in that the 535,714 contingently returnable shares of Common Stock were not required to be returned to the Company, the Company issued MTD Products an additional 288,960 shares of Common Stock and the note was issued to MTD Products Inc. These adjustments were reflected in the Company's financial statements for the year ended October 31, 2000 as adjustments to the purchase price payable under the terms of the Purchase Agreement. During fiscal 2001, MTD Products forgave all interest relating to the note through October 31, 2001 in the aggregate amount of $0.3 million. The Company satisfied all of its remaining obligations under the note by issuing to MTD Products 42,780 shares of Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. The shares of Series A Preferred Stock were issued in January 2002.

In January 2001, due to certain purchase price adjustments made pursuant to the Asset Purchase Agreement, dated July 18, 2000, by and between the Company and Dickson Manufacturing Division, approximately $4.5 million was released from escrow and returned to the Company. For accounting purposes, these adjustments were reflected in the Company's financial statements for the year ended October 31, 2000.

In February 2001, the Company terminated its demand promissory note as of December 6, 1996 in favor of The Richland Bank in the aggregate principal amount of $4.0 million.

On July 31, 2001, the Company repaid the $5.4 million Medina County, Ohio variable rate industrial revenue bonds in connection with the sale of certain assets of Valley City Steel. These variable rate industrial revenue bonds due in 2010 had been issued in March 1995 by Medina County, Ohio on behalf of the Company for an aggregate of $5.4 million in principal amount. These bonds had been secured by a letter of credit.

On July 31, 2001, the Company completed the sale of certain assets and liabilities of its Valley City Steel division to Viking for $12.4 million. In connection with this transaction, the Company and Viking formed VCS LLC in which the Company owns a minority interest (49%) in the new entity and Viking owns a majority interest (51%). Viking contributed the assets purchased to the joint venture. The Company also contributed certain other assets and liabilities of Valley City Steel to the joint venture. The Company retained ownership of the land and building where the operations of the joint venture take place, and leases these to the joint venture. The new entity continues to supply steel processing services to the Company. The land and building leased by VCS LLC and owned by the Company secures debt incurred by VCS LLC. Once the debt matures in August 2003 and is discharged and released, the Company's ownership interest in VCS LLC will be reduced to 40% and Viking's interest will be increased to 60%. As a result of the transaction changing from a 100% sale to a partial sale in fiscal 2001, the Company reduced its estimated asset impairment loss by $11.7 million.

On July 31, 2001, the Company completed the sale of building, land and certain other assets of the Wellington Die Division for $3.5 million in cash resulting in a pre-tax loss of $1.0 million. In addition, The Company recorded a pre-tax asset impairment charge of $2.2 million associated with the remaining assets of this facility and a restructuring charge of $0.2 million. The remaining operations at Wellington Die Division were transferred to Wellington Stamping Division in the first quarter of fiscal 2002.

The Company continues to maintain a customer/vendor relationship with LTV with respect to purchasing processed steel from LTV's remaining inventory. In December 2000, LTV filed for bankruptcy protection under Title 11 of the United States Code. In December 2001, LTV was granted permission to liquidate assets under Chapter 7 of the United States Code. The Company's exposure to pre-petition and post-petition matters with LTV has been mitigated where appropriate and existing reserves are maintained to further reduce this exposure. The Company does not believe its exposure related to LTV, or other customers, will have a material adverse effect on the Company's business, financial condition or results of operations.

During 2001, the Company was unable to sell the net assets of Canton Die Division. In October 2001, the decision was made that operations at this facility would cease during fiscal 2002. The Company recorded a pre-tax asset impairment charge of $1.5 million and a pre-tax restructuring charge of $0.4 million associated with the shutdown of this facility. The impairment charge was primarily taken to write down the long-lived assets to their current estimated fair value.

In September 2001, the decision was made to cease operations at the Romulus Blanking Division during fiscal 2002. During the fourth quarter ended October 31, 2001, the Company recorded a pre-tax asset impairment charge of $5.8 million to write-down certain assets to their estimated fair value. Fair value was primarily based on appraisal values. Actual sale value may differ significantly from such estimates. In addition, the Company recorded a pre-tax restructuring charge of $0.4 million associated with the closing of the Romulus Blanking Division. The Company has classified $7.5 million of real property and certain machinery and equipment, which it intends to sell during fiscal 2002, as Net Assets Held for Sale as of October 31, 2001.

During the fourth quarter of fiscal 2001, the Company recorded restructuring charges of $0.5 million associated with a reduction in its salaried workforce.

The Company from time to time is involved in various stages of discussion or negotiation regarding other acquisitions, dispositions and other such transactions and strategic alternatives. There is no assurance that any such sale or strategic or other alternative will be consummated.

The Company is involved in various lawsuits arising in the ordinary course of business. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company believes that it has sufficient resources available to meet the Company's cash requirements through at least the next twelve months. The Company believes that it can adequately fund its cash needs for the foreseeable future through borrowings under the amended credit agreement and cash generated from operations. In addition, the Company anticipates improving its cash position by accelerating receipt of payments from certain customers, obtaining tax refunds from federal and state government, reducing inventory levels and through the sale of certain plant, property and equipment. The Company's capital requirements will depend on and could increase as a result of many factors, including, but not limited to, the ability of the Company to accomplish its strategic objectives, further downturns in the automotive and light truck and heavy industries and in the economy in general.

Effect Of Inflation

Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. The general level of inflation has not had a material effect on the Company's financial results.

Euro

On January 1, 1999, eleven of the fifteen countries (the ''Participating Countries'') that are members of the European Union established a new uniform currency known as the ''Euro.'' The currency existing prior to such date in the Participating Countries was phased out, effective January 1, 2002. Because the Company has no European operations and no material European sales, the Company does not anticipate that the introduction and use of the Euro will materially affect the Company's business, prospects, results of operations or financial condition.

Outlook

The statements contained in this Annual Report of Form 10-K that are not historical facts are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties with respect to the Company's operations in fiscal 2001 as well as over the long term such as, without limitation, (i) the Company's dependence on the automotive and light truck and heavy truck industries, which are highly cyclical, the dependence of the automotive and light truck industry on consumer spending, which is subject to the impact of domestic and international economic conditions and regulations and policies regarding international trade, (ii) the ability of the Company to accomplish its strategic objectives with respect to external expansion through selective acquisitions and internal expansion, (iii) increases in the price of, or limitations on the availability of steel, the Company's primary raw material, or decreases in the price of scrap steel (iv) risks associated with integrating operations of acquired companies, (v) potential disruptions or inefficiencies in operations due to or during facility expansions or start-up facilities, (vi) risks related to conducting operations in a foreign country, (vii) risks related to labor relations, labor expenses or work stoppages involving the Company, its customers or suppliers or (viii) changes in the estimated sale prices of assets held for sale. Any or all of these risks and uncertainties could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements reflect management's analysis only as of the date of the filing of this Annual Report on Form 10-K. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review risks and uncertainties contained in other documents the Company files from time to time with the Securities and Exchange Commission.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk

The Company's major market risk exposure is primarily due to possible fluctuations in interest rates as they relate to its variable rate debt. The Company does not enter into derivative financial investments for trading or speculation purposes. As a result, the Company believes that its market risk exposure is not material to the Company's financial position, liquidity or results of operations.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Financial Statement Schedule for the three years ended October 31, 2001 is included in Item 14 of this Annual Report of Form 10-K.

II—Valuation and Qualifying Accounts and Reserves

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Shiloh Industries, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Shiloh Industries, Inc. and its subsidiaries at October 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company changed its method of accounting for certain inventories in 2001.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 12, 2002

SHILOH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	October 31, 2001	October 31, 2000
ASSETS:		
Cash and cash equivalents	$ 4,715,384	$ 1,172,597
Accounts receivable, net	95,172,408	127,572,671
Income tax receivable	2,713,969	1,346,659
Inventories, net	58,350,213	67,733,557
Net assets held for sale	7,499,946	32,705,765
Deferred income taxes	11,535,482	13,980,429
Prepaid expenses	3,237,120	5,039,467
Total current assets	183,224,522	249,551,145
Property, plant and equipment, net	315,284,720	308,315,249
Goodwill, net	3,143,500	3,793,616
Investment and advances to affiliate	12,273,888	—
Other assets	15,533,845	10,447,412
Total assets	$529,460,475	$572,107,422
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable	$ 78,753,589	$ 89,615,428
Advanced billings	382,120	580,758
Other accrued expenses	17,060,767	20,391,366
Total current liabilities	96,196,476	110,587,552
Long-term debt	268,545,392	251,545,392
Deferred income taxes	125,777	22,883,801
Long-term benefit liabilities	31,096,229	6,296,336
Other liabilities	1,809,601	1,798,526
Total liabilities	397,773,475	393,111,607
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 per share; 5,000,000 shares authorized and unissued	—	—
Common stock, par value $.01 per share; 25,000,000 shares authorized; 14,798,094 shares issued and outstanding at October 31, 2001 and 2000, respectively	147,980	147,980
Paid-in capital	53,924,048	53,924,048
Retained earnings	89,783,206	125,265,330
Other comprehensive loss	(12,168,234)	(341,543)
Total stockholders' equity	131,687,000	178,995,815
Total liabilities and stockholders' equity	$529,460,475	$572,107,422

The accompanying notes are an integral part of these financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,		
	2001	2000	1999
Revenues	$662,446,826	$630,761,934	$354,219,562
Cost of sales	628,922,572	548,662,325	292,947,853
Gross profit	33,524,254	82,099,609	61,271,709
Selling, general and administrative expenses	63,343,792	55,698,948	31,441,216
Asset impairment charges (recovery)	(1,917,523)	33,237,367	—
Restructuring charges	1,410,757	1,229,932	—
Operating income (loss)	(29,312,772)	(8,066,638)	29,830,493
Interest expense	21,186,489	15,406,999	7,488,570
Interest income	94,197	94,228	109,331
Minority interest	—	—	473,975
Other income (expense), net	(2,369,177)	1,535,679	65,682
Income (loss) before equity in net earnings of affiliated company and income taxes	(52,774,241)	(21,843,730)	22,990,911
Equity in net earnings of affiliated company	20,809	—	—
Income (loss) before income taxes	(52,753,432)	(21,843,730)	22,990,911
Provision (benefit) for income taxes	(17,271,308)	(8,812,314)	8,725,480
Net income (loss)	$ (35,482,124)	$ (13,031,416)	$ 14,265,431
Basic earnings (loss) per share:			
Net income (loss)	$ (2.40)	$ (.91)	$ 1.09
Weighted average number of common shares	14,798,094	14,290,105	13,080,563
Diluted earnings (loss) per share:			
Net income (loss)	$ (2.40)	$ (.91)	$ 1.09
Weighted average number of common shares	14,798,094	14,290,105	13,085,283

The accompanying notes are an integral part of these financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (35,482,124)	$ (13,031,416)	$14,265,431
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	28,163,558	23,819,306	18,303,985
Asset impairment charges (recovery)	(1,917,523)	33,237,367	—
Equity in net earnings of affiliated company	(20,809)	—	—
Non cash restructuring charges	907,004	969,897	—
Minority interest	—	—	(473,975)
Deferred income taxes	(12,946,000)	(11,438,828)	6,817,461
Loss (gain) on sale of assets	1,813,830	(1,554,620)	(60,059)
Changes in operating assets and liabilities, net of working capital changes resulting from acquisitions:			
Accounts receivable	33,377,456	(17,199,635)	(32,867,804)
Inventories	13,790,600	(2,859,269)	(651,921)
Prepaids and other assets	3,273,070	7,085,956	(5,097,082)
Payables and other liabilities	(25,394,955)	27,620,310	11,887,914
Accrued income taxes	(1,367,309)	(2,633,435)	273,318
Net cash provided by operating activities	4,196,798	44,015,633	12,397,268
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(41,170,566)	(66,190,565)	(58,416,797)
Proceeds from sale of assets	16,167,109	1,785,532	11,452,211
Acquisitions, net of cash	6,298,772	(72,634,232)	—
Net cash used in investing activities	(18,704,685)	(137,039,265)	(46,964,586)
CASH FLOWS FROM FINANCING ACTIVATES:			
Proceeds from short-term borrowings	—	—	63,808,000
Repayments of short-term borrowings	—	—	(37,713,000)
Book overdrafts	1,879,980	18,069,886	968,000
Proceeds from long-term borrowings	359,900,000	352,350,000	30,458,000
Repayments of long-term borrowings	(342,900,000)	(276,300,000)	(20,968,000)
Payment of debt financing costs	(829,306)	(1,499,461)	(1,052,601)
Net cash provided by financing activities	18,050,674	92,620,425	35,500,399
Net increase (decrease) in cash and cash equivalents	3,542,787	(403,207)	933,081
Cash and cash equivalents at beginning of year	1,172,597	1,575,804	642,723
Cash and cash equivalents at end of year	$ 4,715,384	$ 1,172,597	$ 1,575,804

The accompanying notes are an integral part of these financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock ($.01 Par Value)	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total	Other Comprehensive Loss
October 31, 1998	13,080,563	$130,805	$39,399,805	$123,287,186	$ —	$162,817,796	$ —
Cumulative effect on prior years change in inventory costing method (Note 6)	—	—	—	744,129	—	744,129	—
Net income	—	—	—	14,265,431	—	14,265,431	—
October 31, 1999	13,080,563	130,805	39,399,805	138,296,746	—	177,827,356	
Issuance of common shares	1,717,531	17,175	14,524,243	—	—	14,541,418	—
Net loss	—	—	—	(13,031,416)	—	(13,031,416)	(13,031,416)
Minimum pension liability, net of tax of $218,363	—	—	—	—	(341,543)	(341,543)	(341,543)
Comprehensive income (loss)	—	—	—	—	—	—	(13,372,959)
October 31, 2000	14,798,094	147,980	53,924,048	125,265,330	(341,543)	178,995,815	
Net loss	—	—	—	(35,482,124)	—	(35,482,124)	(35,482,124)
Minimum pension liability, net of tax of $7,585,392	—	—	—	—	(11,826,691)	(11,826,691)	(11,826,691)
Comprehensive income (loss)	—	—	—	—	—	—	$(60,681,774)
October 31, 2001	14,798,094	$147,980	$53,924,048	$ 89,783,206	$(12,168,234)	$131,687,000	

The accompanying notes are an integral part of these financial statements.

SHILOH INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business

Shiloh Industries, Inc. and its subsidiaries (the ''Company'') is a full service manufacturer of blanks, stamped components and modular assemblies for the automotive and light truck, heavy truck and other industrial markets. The Company's blanks, stampings and modular assemblies are substantially sold to automotive and truck original equipment manufacturers (''OEMs''). To a lesser extent, the Company designs, engineers and manufacturers precision tools and dies and welding and assembly equipment for use in its blanking and stamping operations for sale to OEMs, Tier I automotive suppliers and other industrial customers. Furthermore, the Company, through its operations and minority-owned investment, provides a variety of intermediate steel processing services, such as pickling and oiling, cutting-to-length, slitting and edge trimming of hot and cold-rolled steel coils for automotive and steel industry customers. The Company has sixteen wholly owned subsidiaries at locations in Ohio, Michigan, Georgia, Tennessee and Mexico.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated. An investment in a less than majority-owned affiliate is accounted for using the equity method.

Revenue Recognition

The Company recognizes revenue upon product shipment. Revenues include both direct sales as well as toll processing revenue. Toll processing revenue is generated as a result of the Company performing steel processing operations without acquiring ownership of the material and is recorded on a net basis. Revenues include $87,404,094, $103,937,259 and $97,937,323 of toll processing revenue for 2001, 2000 and 1999, respectively.

The Company recognizes revenue on tooling contracts when the contract is complete. Losses are provided for when estimates of total contract revenue and contract costs indicate a loss.

Shipping and Handling Costs

The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue. Additionally, the Company classifies costs incurred by the seller for shipping and handling as costs of goods sold.

Employee Benefit Plans

The Company accrues the cost of defined benefit pension plans which cover a majority of the Company's employees in accordance with Statement of Financial Accounting Standards (''SFAS'') No. 87. The plans are funded based on the requirements and limitations of the Employee Retirement Income Security Act of 1974. The majority of employees of the Company participate in discretionary profit sharing plans administered by the Company. The Company also provides postretirement benefits to certain employees (Note 12).

Intangibles

Goodwill represents the excess of cost over the fair value of net assets of acquired entities and is amortized on a straight-line basis over its expected benefit period of 30 years. During 2001, 2000 and 1999, goodwill amortization amounted to $139,280, $396,803 and $408,558 respectively. Accumulated amortization was $616,463 and $1,589,464 as of October 31, 2001 and 2000, respectively.

The Company uses an undiscounted cash flow method to review the recoverability of the carrying value of goodwill and other long-lived assets.

Deferred financing costs are amortized over the term of the debt. During 2001, 2000 and 1999, amortization of these costs amounted to $550,855, $232,475 and $17,543, respectively. Accumulated amortization was $800,873 and $250,018 as of October 31, 2001 and 2000, respectively.

Statement of Cash Flows Information

Cash and cash equivalents include checking accounts and all highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market value.

Supplemental disclosures of cash flow information are as follows:

	Years Ended October 31,		
	2001	2000	1999
Cash paid for:			
Interest	$21,647,043	$17,223,100	$9,843,836
Income taxes, net of refunds	$ 920,000	$ 5,259,947	$1,606,386
Noncash investing and financing activities:			
Investment in affiliate through contributed assets	$12,446,734	$ —	$ —
Assets acquired by assumption of liabilities in a purchase business combination	$ —	$26,675,532	$ —
Note payable issued in a purchase business combination	$ —	$ 4,045,392	$ —
Accounts receivable from purchase business combinations	$ 1,326,000	$ 6,298,772	$ —
Common stock issued in a purchase business combination	$ —	$14,541,419	$ —

The interest on the note payable issued in a purchase business combination was forgiven (see Note 10).

Inventories

Inventories are valued at the lower of cost or market, cost being determined by the first-in first-out (''FIFO'') method, which approximates average cost. During the fourth quarter of fiscal 2001, the Company changed the method of inventory costing from last-in first-out (''LIFO'') to FIFO for certain inventories. Prior periods have been restated to reflect this change (Note 6).

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major improvements are capitalized. The cost of these improvements is depreciated over their estimated useful lives. Useful lives range from five to twelve years for furniture and fixtures and machinery and equipment, fifteen to twenty years for land improvements and thirty to forty years for buildings and their related improvements. Depreciation is computed using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Income Taxes

The Company utilizes the asset and liability method in accounting for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amount and tax basis of assets and liabilities.

Concentration Of Credit Risk

The Company sells products to customers primarily in the automotive, light truck and heavy truck industries. The Company performs on-going credit evaluations of its customers and generally does not require collateral when extending credit. The Company maintains a reserve for potential credit losses. Such losses have historically been within management's expectations. Currently, the Company does not have financial instruments with off-balance sheet risk. During fiscal 2001, the Company's sales to General Motors and Ford Motor Company represented 28.4% and 12.9% of the Company's revenues, respectively.

As of October 31, 2001, the Company had approximately 3,100 employees. The employees at four of its subsidiaries, an aggregate of approximately 1,180 employees, are covered by five collective bargaining agreements that are due to expire in May 2002, June 2002, May 2004, August 2005 and June 2006. The collective bargaining agreement that expires in June 2002 relates to the Romulus Blanking Division where operations will cease during fiscal 2002.

Fair Value of Financial Instruments

The carrying amount of cash and investments, trade receivables and payables approximates fair value because of the short maturity of those instruments. The carrying value of the Company's long-term debt is considered to approximate the fair value of these instruments based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock-based employee compensation; however, the impact of the fair value based method described in SFAS No. 123, ''Accounting for Stock-Based Compensation'' is presented in the notes to the financial statements (Note 13).

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilutive effect of the Company's stock option plan by adjusting the denominator using the treasury stock method.

The outstanding stock options under the Company's Key Employee Stock Incentive Plan (Note 13) are included in the diluted earnings (loss) per share calculation to the extent they are dilutive. The only reconciling item between the average outstanding shares in each calculation is the stock options outstanding. The following is a reconciliation of the basic and diluted earnings (loss) per share computation for net income (loss):

	Years Ended October 31,		
	2001	2000	1999
Net income (loss)	$(35,482,124)	$(13,031,416)	$14,265,431
Basic weighted average shares	14,798,094	14,290,105	13,080,563
Effect of dilutive securities:			
Stock options	—	—	4,720
Diluted weighted average shares	14,798,094	14,290,105	13,085,283
Basic earnings (loss) per share	$ (2.40)	$ (.91)	$ 1.09
Diluted earnings (loss) per share	$ (2.40)	$ (.91)	$ 1.09

The 535,714 contingently returnable shares of Common Stock of the Company and the 288,960 additional shares of Common Stock of the Company associated with the MTD Automotive acquisition (Note 3) were not included in quarterly weighted average shares when the Company published its quarterly reports on Form 10-Q during fiscal 2000 since the earnout contingency had not been resolved as of such time. Since the contingency was resolved by the end of fiscal 2000, such shares are included in basic and diluted weighted average shares from the beginning of the quarter in which they were earned for the twelve months ended October 31, 2000. Weighted average shares and earnings (loss) per share for each quarterly period presented in Note 16 were revised to reflect shares earned during the respective period based on the contingency resolution. The 288,960 additional shares were issued in January 2001 and were considered issued and outstanding for financial reporting purposes at October 31, 2000.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to be consistent with current year presentation.

New Accounting Standards

In August 2001, Statement of Financial Accounting Standards (''SFAS'') No. 144 ''Accounting for the Impairment or Disposal of Long-Lived Assets'' was issued effective for all fiscal years beginning after December 15, 2001 with early application encouraged. This Statement, which supersedes certain aspects of SFAS No. 121 ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of'', addresses implementation issues associated with SFAS No. 121 and improves financial reporting by establishing one accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial statements.

In July 2001, SFAS No. 142 ''Goodwill and Other Intangible Assets'' was issued effective for all fiscal quarters of fiscal years beginning after December 15, 2001 with earlier application permitted. This Statement establishes criteria for the recognition of intangible assets and their useful lives. It also results in companies ceasing the amortization of goodwill and requires companies to test goodwill for impairment on an annual basis. The Company is required to adopt SFAS No. 142 as of November 1, 2002. The Company is currently evaluating the impact that SFAS No. 142 will have on its financial condition and results of operations. The Company expects that it will no longer record approximately $123,000 of amortization associated with its $3,143,500 of existing goodwill. The Company does not have any intangible assets impacted by SFAS No. 142.

Effective November 1, 2000, the Company adopted SFAS No. 133 ''Accounting for Derivative Instruments and Hedging Activities,'' as amended. The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

Note 3—Acquisitions

On August 29, 2000 the Company acquired substantially all of the assets and assumed certain liabilities of A.G. Simpson (Tennessee) Inc. for approximately $49,222,546 consisting of $47,932,625 in cash and $1,289,921 in acquisition costs. In January 2001, certain purchase price adjustments were made pursuant to the terms of the Purchase Agreement in which $4,478,659 was released from escrow and returned to the Company.

For accounting purposes, these adjustments were reflected in the Company's financial statements for the year ended October 31, 2000. Accounts receivable at October 31, 2000 included $4,478,659 related to these adjustments. The acquisition was accounted for using the purchase method of accounting. The assets and liabilities of A.G. Simpson (Tennessee) Inc., d.b.a. Dickson Manufacturing Division were recorded at their fair values as of the date of the acquisition. The total cost of net assets acquired, after adjustments, was $44,743,887 and consisted of assets of $57,176,137 less liabilities assumed of $12,432,250. Assets acquired (at fair value) consisted primarily of accounts receivable of $12,396,976, inventories of $2,096,765, costs in excess of billings on uncompleted contracts of $3,176,462, prepaid expenses of $17,574, and fixed assets of $39,488,360. Liabilities assumed (at fair value) consisted primarily of accounts payable of $9,992,882, accrued liabilities of $1,946,667 and billings in excess of costs on uncompleted contracts of $492,701. The Consolidated Statement of Operations includes the results of operations of Dickson Manufacturing Division since the date of the acquisition.

On November 1, 1999, the Company acquired MTD Automotive, the automotive division of MTD Products Inc, a significant stockholder of the Company. The acquisition was accounted for using the purchase method of accounting. MTD Automotive is a manufacturer of stamped parts and components for the automotive industry, and sells primarily to original equipment manufacturers in the United States. MTD Automotive net sales were $192,850,382 in its fiscal year ended July 31, 1999.

Pursuant to the terms of the purchase agreement, the Company acquired substantially all of the assets of MTD Automotive for aggregate consideration of $20,000,000 in cash and 1,428,571 shares of Common Stock of the Company at a price of $14.00 per share. Of the original 1,428,571 shares of Common Stock issued, 535,714 shares were considered contingent consideration for the first three quarters of fiscal 2000 and did not enter into the purchase price allocation until the fourth quarter of fiscal 2000, when the contingency was resolved. The aggregate consideration was substantially increased in that the 535,714 contingently returnable shares of Common Stock were not required to be returned to the Company and a wholly owned subsidiary of the Company issued a note to MTD Products in the aggregate principal amount of $4,045,392. The Company was guarantor of the note. The note was payable in full on November 1, 2001. In addition, the purchase price decreased by $1,820,113 for settlement of certain price concessions and capital expenditures reimbursements. These adjustments were reflected in the Company's financial statements for the year ended October 31, 2000 as adjustments to the purchase price. In January 2001, the aggregate consideration was increased based upon the performance of MTD Automotive during the first twelve months subsequent to closing. Specifically, the contingently returnable shares were not required to be returned to the Company, and the Company issued to MTD Products an additional 288,960 shares of Common Stock, which were considered issued and outstanding for financial reporting purposes at October 31, 2000. During fiscal 2001, MTD Products forgave all interest relating to the note through October 31, 2001 in the aggregate amount of $348,713. The Company satisfied all of its remaining obligations under the note by issuing to MTD Products 42,780 shares of its Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. (Note 10 and Note 18).

The Company incurred an aggregate of $1,591,573 in acquisition costs associated with the acquisition of MTD Automotive. Cash in the amount of $20,000,000 was paid on the effective date of the acquisition and was financed by the Company's revolving credit facility and 1,428,571 shares of common stock were issued on the same date. The initial purchase price was calculated based on $20,000,000 cash paid at closing and 892,857 shares of Common Stock valued at $9,642,856, based on the market price at the date of the acquisition. The purchase price was increased by $4,045,392 in cash and 824,674 shares of Common Stock valued at $4,898,563 based on the market price at October 31, 2000, the time the performance contingency was resolved, and decreased by $1,820,113 for settlement of certain price concessions and capital expenditure reimbursements, which was included in accounts receivable at October 31, 2000.

The purchase price was allocated to the underlying assets and liabilities based upon their estimated fair values at the date of the acquisition. The total cost of net assets acquired was $37,032,271 and consisted of assets of $50,956,180 less liabilities assumed of $13,923,909. Assets acquired (at fair value) consisted of accounts receivable of $19,366,134, inventory of $24,196,338, pension assets of $4,465,799, fixed assets of $2,807,225 and other assets of $120,684. Liabilities assumed (at fair value) consisted of accounts payable of $10,987,658 and accrued liabilities of $2,936,251. This allocation was adjusted in October 2001 as the Company settled a contingency set forth in the Purchase Agreement related to certain price concessions for fiscal 2001. This resolution decreased the purchase price by $1,326,000 and was recorded by reducing the value originally assigned to fixed assets and establishing an accounts receivable as of October 31, 2001. As set forth in the Purchase Agreement, the purchase price may be adjusted at the end of fiscal 2002 upon resolution of a final contingency. The Consolidated Statement of Operations includes the results of operations of MTD Automotive since the date of the acquisition.

The following are unaudited pro forma results of operations for the years ended October 31, 2000 and 1999 assuming the acquisitions of Dickson Manufacturing Division had occurred on November 1, 1998 and 1999 and MTD Automotive had occurred on November 1, 1998. The results are not necessarily indicative of future operations or what would have occurred had the acquisitions been consummated on November 1, 1998.

	Unaudited Pro Forma Information Years Ended October 31,	
	2000	1999
Total revenues	$675,234	$597,160
Net income (loss)	(10,410)	19,798
Diluted earnings (loss) per common share	(.73)	1.51

Note 4—Asset Impairment Charges (Recovery) and Restructuring Charges

During the fourth quarter of 2001, the Company recorded restructuring charges of $489,941 associated with a reduction in its salaried workforce.

In September 2001, the decision was made to cease operations at the Romulus Blanking facility during fiscal 2002. During the fourth quarter ended October 31, 2001, the Company recorded a pre-tax asset impairment charge of $5,801,409 to write-down certain assets to their estimated fair value. Fair value was primarily based on appraisal values. Actual sale value may differ significantly from such estimates. In addition, the Company recorded a pre-tax restructuring charge of $365,914 associated with the closing of the Romulus Blanking facility. The restructuring charge consisted of personnel costs of $163,230, facility closing costs of $90,505, lease termination costs of $102,894 and other costs of $9,285. Approximately $457,000 remains as accrued exit costs at October 31, 2001. The Company has classified $7,499,946 of real property and certain machinery and equipment, which it intends to sell during fiscal 2002, as Net Assets Held for Sale as of October 31, 2001.

On July 31, 2001, the Company completed the sale of land, building and certain other assets of the Wellington Die Division for $3,580,815 in cash resulting in a pre-tax loss of approximately $973,000. In addition, the Company recorded a pre-tax asset impairment charge of $2,161,242 associated with remaining assets of this division and a restructuring charge of $182,855. Approximately $169,043 remained as accrued exit costs at October 31, 2001. The remaining operations at Wellington Die Division were transferred to Wellington Stamping Division in the first quarter of fiscal 2002.

On July 31, 2001 the Company completed the sale of certain assets and liabilities of Valley City Steel to Viking Industries, LLC (''Viking'') for $12.4 million. In connection with this transaction, the Company and

Viking formed a joint venture, Valley City Steel LLC (''VCS LLC''), in which the Company owns a minority interest (49%) in the new entity and Viking owns a majority interest (51%). Viking contributed the assets purchased to the joint venture. The Company also contributed certain other assets and liabilities of Valley City Steel to the joint venture. The Company retained ownership of the land and building where the joint venture conducts its operations and leases these facilities to the joint venture. The new entity continues to supply steel processing services to the Company. As a result of the transaction changing from a 100% sale to a partial sale in fiscal 2001, the Company reduced its estimated asset impairment loss of $13,873,882 at October 31, 2000 by $11,708,625. The resulting pre-tax loss on the transaction was $2,165,257.

As of October 31, 2000, the Company anticipated selling the net assets of Canton Die Division for $11,800,000, recorded a pre-tax asset impairment charge of $12,824,055, and had classified these assets as held for sale. During 2001, the Company was unable to sell the net assets of Canton Die Division. As a result, in October 2001, the decision was made to cease operations at this facility during fiscal 2002. As the Company currently does not have a specific plan for these assets, the assets of Canton Die Division are no longer classified as held for sale as of October 31, 2001. The Company recorded an additional pre-tax asset impairment charge of $1,492,502 and a pre-tax restructuring charge of $372,047 associated with the shut down of this facility. The impairment charge was primarily taken to write down the long-lived assets to their current estimated fair value. The restructuring charge consisted of personnel costs of $255,000 and other costs of $117,047. The $355,000 remains as accrued exit costs at October 31, 2001.

In October 2000 the Company committed to plans to sell Canton Die Division and Valley City Steel. Accordingly, the Company classified the net assets of Canton Die Division and Valley City Steel as Net Assets Held for Sale. The Company recorded an impairment charge associated with these facilities. The resulting pre-tax adjustment of $26,697,937 was recorded in the fourth quarter ended October 31, 2000. The carrying values of the net assets were written down to the Company's estimates of fair value. Fair value was based on then current offers to purchase these businesses, less costs to dispose. At October 31, 2000, the net assets of Canton Die Division and Valley City Steel had a remaining carrying amount of approximately $32,705,765. The Company operated these facilities while pursuing alternatives for their sale.

In October 2000, the Company closed C&H Design Company, d.b.a. Utica Tool & Die (''C&H''). During the fourth quarter ended October 31, 2000, the Company recorded a pre-tax asset impairment charge of $6,539,430 to write-down certain C&H long-lived assets to be disposed of to the Company's estimated fair value. Fair value was primarily based on appraisal values. Certain assets were transferred to other Shiloh locations. In addition, during the fourth quarter ended October 31, 2000, the Company recorded a pre-tax restructuring charge of $1,229,932 associated with the closure of C&H. The restructuring charge consisted of lease termination costs $802,237, facility closing costs $136,000, personnel costs $48,002, and other costs $243,693. In October 2001, the Company adjusted its current estimate of fair value for remaining assets and recorded an additional pre-tax asset impairment charge of $335,950. Approximately $421,918 and $969,897 remained as accrued exit costs at October 31, 2001 and 2000, respectively.

Payments for accrued exit costs aggregated $691,077 and $260,035 for the year ended October 31, 2001 and 2000, respectively.

The impairment charges were recorded in accordance with SFAS No. 121, ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.'' The restructuring charges were recorded in accordance with EITF 94-3, ''Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).'' SEC Staff Accounting Bulletin No. 100, ''Restructuring and Impairment Charges,'' was utilized in the recording of the impairment and restructuring charges.

Together, these five facilities recorded net sales of $52.9 million, $87.6 million and $102.6 million and contributed net operating losses of $13.2 million, $20.2 million and $6.8 million for the years ended October 31, 2001, 2000 and 1999, respectively, net of asset impairment, restructuring charges and inter-company sales and expenses.

Note 5—Accounts Receivable

Accounts receivable in the consolidated balance sheet are expected to be collected within one year and are net of provisions for doubtful accounts, in the amount of $6,134,463 and $1,777,611 at October 31, 2001 and 2000, respectively.

The Company continually monitors its exposure with its customers. During fiscal 2001, additional consideration was given to individual accounts in light of the current market conditions in the automotive industry.

The Company continues to maintain a customer/vendor relationship with LTV Steel Company (''LTV'') with respect to purchasing processed steel from LTV's remaining inventory. In December 2000, LTV filed for bankruptcy protection under Title 11 of the United States Code. In December 2001 LTV was granted permission to liquidate assets under Title 7 of the United States Code. The Company's exposure to pre-petition and post-petition matters with LTV has been mitigated where appropriate and existing reserves are maintained to further reduce this exposure. The Company does not believe its exposure related to LTV, or other customers, will have a material adverse effect on the Company's business, financial condition or results of operations.

Note 6—Inventories

	October 31, 2001	October 31, 2000
Inventories consist of the following:		
Raw materials	$23,279,585	$33,560,741
Work-in-process	17,702,595	16,686,103
Finished goods	17,368,033	17,486,713
Total	$58,350,213	$67,733,557

Total cost of inventory is net of reserves to reduce certain inventory from cost to net realizable value. Such reserves aggregated $3,522,082 and $2,133,831 at October 31, 2001 and 2000, respectively.

During the fourth quarter of fiscal 2001, the Company changed its method of inventory costing from LIFO to FIFO for certain inventories. Prior periods have been restated to reflect this change. The method was changed because the Company's steel inventory has experienced declines in costs due to supply and demand in the market place and many of the Company's peer group currently use the FIFO method of inventory costing. Furthermore, the majority of the Company's inventory is currently recorded using the FIFO method; therefore, the change will provide for greater consistency in the accounting policies of the Company. The change increased net loss in fiscal 2001 by $589,707 ($.04 per basic and diluted share) and increased retained earnings for years prior to 1999 by $744,129.

Together, these five facilities recorded net sales of $52.9 million, $87.6 million and $102.6 million and contributed net operating losses of $13.2 million, $20.2 million and $6.8 million for the years ended October 31, 2001, 2000 and 1999, respectively, net of asset impairment, restructuring charges and inter-company sales and expenses.

Note 5—Accounts Receivable

Accounts receivable in the consolidated balance sheet are expected to be collected within one year and are net of provisions for doubtful accounts, in the amount of $6,134,463 and $1,777,611 at October 31, 2001 and 2000, respectively.

The Company continually monitors its exposure with its customers. During fiscal 2001, additional consideration was given to individual accounts in light of the current market conditions in the automotive industry.

The Company continues to maintain a customer/vendor relationship with LTV Steel Company (''LTV'') with respect to purchasing processed steel from LTV's remaining inventory. In December 2000, LTV filed for bankruptcy protection under Title 11 of the United States Code. In December 2001 LTV was granted permission to liquidate assets under Title 7 of the United States Code. The Company's exposure to pre-petition and post-petition matters with LTV has been mitigated where appropriate and existing reserves are maintained to further reduce this exposure. The Company does not believe its exposure related to LTV, or other customers, will have a material adverse effect on the Company's business, financial condition or results of operations.

Note 6—Inventories

	October 31, 2001	October 31, 2000
Inventories consist of the following:		
Raw materials	$23,279,585	$33,560,741
Work-in-process	17,702,595	16,686,103
Finished goods	17,368,033	17,486,713
Total	$58,350,213	$67,733,557

Total cost of inventory is net of reserves to reduce certain inventory from cost to net realizable value. Such reserves aggregated $3,522,082 and $2,133,831 at October 31, 2001 and 2000, respectively.

During the fourth quarter of fiscal 2001, the Company changed its method of inventory costing from LIFO to FIFO for certain inventories. Prior periods have been restated to reflect this change. The method was changed because the Company's steel inventory has experienced declines in costs due to supply and demand in the market place and many of the Company's peer group currently use the FIFO method of inventory costing. Furthermore, the majority of the Company's inventory is currently recorded using the FIFO method; therefore, the change will provide for greater consistency in the accounting policies of the Company. The change increased net loss in fiscal 2001 by $589,707 ($.04 per basic and diluted share) and increased retained earnings for years prior to 1999 by $744,129.

The following table presents the effect of the change on earnings (losses) for fiscal 2000 and fiscal 1999:

	Years Ended October 31,	
	2000	1999
Net income (loss) as reported	$(12,555,041)	$15,310,537
Change in inventory costing method	(476,375)	(1,045,106)
Net income (loss) as restated	$(13,031,416)	$14,265,431
Basic earnings (loss) per share:		
Net income (loss) as reported	$ (.88)	$ 1.17
Change in inventory costing method	(.03)	(.08)
Net income (loss) as restated	$ (.91)	$ 1.09
Diluted earnings (loss) per share:		
Net income (loss) as reported	$ (.88)	$ 1.17
Change in inventory costing method	(.03)	(.08)
Net income (loss) as restated	$ (.91)	$ 1.09

Note 7—Investments in and Advances to Affiliate

On July 31, 2001 the Company and Viking formed a joint venture, VCS LLC, in which Viking contributed the assets it purchased from Valley City Steel for $12.4 million and the Company contributed certain other assets and liabilities of Valley City Steel. Viking obtained a 51% interest in VCS LLC while the Company obtained a 49% interest (Note 4). The Company retained ownership of the land and building where the joint venture conducts its operations and leases the real property to the joint venture. VCS LLC continues to supply steel processing services to the Company. As of September 1, 2002 and on the first day of every month thereafter, the Company has the right to require VCS LLC to repurchase the Company's interest at a put purchase price as defined in the operating agreement. In addition, as of September 1, 2002 and on the first day of every month thereafter, both the Company and Viking have the right to purchase the others interest at a call purchase price as defined in the operating agreement. The land and building leased by VCS LLC and owned by the Company secures debt incurred by VCS LLC. The debt matures in August 2003. Once this debt is discharged and released, the Company's ownership in VCS LLC will be reduced to 40% and Viking's interest increased to 60%.

The Company accounts for this investment under the equity method. As of October 31, 2001, VCS LLC had total assets of $29,550,697, total liabilities of $17,617,401, total equity of $11,933,296 and a net loss for the three months ended October 31, 2001 of $166,429. The joint venture agreement provides a detailed calculation of the allocation of net income (loss) to Viking and the Company. In accordance with this agreement, the Company's share of VCS LLC's net loss for the three months ended October 31, 2001 was income of $20,809.

Transactions with the affiliate during the three months ended October 31, 2001 include purchases of $544,727 and rental income of $179,100. As of October 31, 2001 the Company had amounts owed to the affiliate of $193,656. Purchases from the affiliate were substantially at market prices.

Note 8—Other Assets

	October 31, 2001	October 31, 2000
Other assets consist of the following:		
Long-term pension assets	$12,491,462	$ 6,370,125
Other	3,042,383	4,077,287
Total	$15,533,845	$10,447,412

Note 9—Property, Plant and Equipment

Property, plant and equipment consist of the following:

	October 31, 2001	October 31, 2000
Land	$ 9,059,876	$ 8,997,317
Buildings and improvements	112,631,841	109,977,352
Machinery and equipment	275,734,678	223,257,278
Furniture and fixtures	24,895,154	24,829,095
Construction in progress	11,444,333	33,280,465
Total, at cost	433,765,882	400,341,507
Less: Accumulated depreciation	(118,481,162)	(92,026,258)
Net property, plant and equipment	$315,284,720	$308,315,249

Depreciation expense was $27,992,873, $23,390,660, and $17,838,676 for 2001, 2000 and 1999, respectively.

During the years ended October 31, 2001, 2000 and 1999, interest expense incurred was $22,426,390, $17,970,153, and $10,019,015, respectively, of which $1,239,901, $2,563,154, and $2,530,445 was capitalized as part of property, plant and equipment, respectively.

The Company had commitments for capital expenditures of approximately $3.2 million at October 31, 2001.

Note 10—Financing Arrangements

Long-term debt consists of the following:

	October 31, 2001	October 31, 2000
JP Morgan Chase Bank revolving credit loan—interest at 5.875% and 8.625% at October 31, 2001 and 2000, respectively	$264,500,000	$242,100,000
MTD Products Inc promissory note (Note 3 and 18)	4,045,392	4,045,392
Variable rate industrial development bond, collateralized by letter of credit, weighted average interest rate of 4.52% at October 31, 2000	—	5,400,000
	$268,545,392	$251,545,392

The weighted average interest rate was 7.56% for fiscal 2001, 8.26% for fiscal 2000 and 8.19% for fiscal 1999.

On August 11, 2000 the Company entered into a credit agreement with JP Morgan Chase Bank, formerly The Chase Manhattan Bank, as administrative agent for a group of lenders, which replaced the KeyBank Agreement with KeyBank NA as agent for a group of lenders. The credit agreement had an original commitment of $300.0 million and expired in August 2005. All amounts outstanding under the KeyBank Agreement were refinanced and all existing obligations under the KeyBank Agreement were terminated. As a result of the refinancing, the Company capitalized deferred financing costs of $1,499,461 associated with the JP Morgan Chase Bank credit agreement in the fourth quarter of fiscal 2000, which are being amortized over the term of the debt.

Under the credit agreement, the Company has the option to select the applicable interest rate at the alternative base rate (''ABR''), as defined in the credit agreement to be the greater of the prime rate in effect on such day and the federal funds effective rate in effect on such day plus half of 1%, or the LIBOR rate plus a factor determined by a pricing matrix (ranging from 0.5% to 1.5% for the ABR and ranging from 1.5% to 2.5% for the LIBOR rate) based on funded debt to earnings before interest, taxes, depreciation and amortization. The terms of the credit agreement also require an annual commitment fee based on the amount of unused commitments under the credit agreement and a factor determined by a pricing matrix (ranging from 0.375% to 0.5%) based on funded debt to earnings before interest, taxes, depreciation and amortization. The credit agreement also provides for the incurrence of debt under standby letters of credit and for the advancement of funds under a discretionary line of credit. The maximum amount of debt that may be incurred under each of these sources of funds is $15.0 million.

The credit agreement is collateralized by an interest in all of the Company's and its wholly owned domestic subsidiaries' cash and cash accounts, accounts receivable, inventory, mortgages on certain owned real property, equipment excluding fixtures and general intangibles such as patents, trademarks and copyrights.

The credit agreement includes, without limitation, covenants involving minimum interest coverage, minimum tangible net worth coverage and a minimum leverage ratio. In addition, the credit agreement limits the incurrence of additional indebtedness, capital expenditures, investments, dividends, transactions with affiliates, asset sales, leaseback transactions, acquisitions, prepayments of other debt, hedging agreements and liens and encumbrances and certain transactions resulting in a change of control.

On May 10, 2001, the Company amended the credit agreement primarily to change the covenant thresholds. This amendment also provided that, among other things, upon the sale of Valley City Steel, the amount of availability under the credit agreement would decrease by $10.0 million. In addition, this amendment increased the pricing matrix such that the ABR factor ranges from 1.25% to 2.5% and the LIBOR factor ranges from 2.25% to 3.5%. The Company's factor as determined by the pricing matrix was 3.5% as of October 31, 2001 and 2.0% as of October 31, 2000. As a result of this amendment, the Company capitalized deferred financing costs of $829,306 which are being amortized over the remaining term of the debt.

As of October 31, 2001, the Company was not in compliance with its debt covenants under the amended credit agreement. As a result, on January 25, 2002, the Company's lenders consented to further amend the credit agreement. The amended and restated credit agreement was executed as of February 12, 2002. Significant provisions of the amendment and restatement include an increase in the pricing matrix such that the ABR factor ranges from 1.5% to 3.0% and the LIBOR factor ranges from 2.5% to 4.0%. In addition, the amended and restated credit agreement expires on April 30, 2004. The Company is required to obtain within 90 days of the execution of the amendment and restatement $8.0 million of additional liquidity. This liquidity will be generated through certain transactions to be entered into with related parties and includes (1) the sale of certain machinery and equipment for $6,540,600, (2) payment of $1,000,000 associated with a three year supply arrangement and (3) the issuance of two 9.0% promissory notes due May 1, 2004 in the aggregate principal of $460,000. In addition, the Company also has satisfied its requirement to generate approximately $12.0 million of additional liquidity, as defined in the amended and restated credit agreement, during the first quarter of fiscal 2002. Net proceeds from the sale, transfer, lease or other disposition of certain assets by the Company are required to be used to prepay outstanding debt, which will reduce the total commitment under the amended and restated credit agreement by the amount equal to such prepayment. Certain additional changes to covenant thresholds and additional reporting requirements were instituted in accordance with the amended and restated credit agreement, such as capital expenditures for the Company are limited to $29.1 million for the fiscal year ending October 31, 2002 and the Company is required to achieve earnings before interest, taxes, depreciation and amortization (''EBITDA'') of $24.3 million for the year ending October 31, 2002. In connection with such amendment and restatement, the Company is required to pay an amendment fee to each lender equal to .25% of the aggregate amount of such lender's commitment. Under the terms of the amended and restated credit agreement, the Company would have been in compliance with its covenants as of October 31, 2001. The Company is currently in compliance with its covenants under the amended and restated credit agreement.

On July 31, 2001, the Company repaid the $5.4 million Medina County, Ohio variable rate industrial revenue bonds in connection with the sale of certain assets of Valley City Steel. These variable rate industrial revenue bonds due 2010 had been issued in March 1995 by Medina County, Ohio on behalf of the Company for an aggregate of $5.4 million in principal amount. These bonds had been secured by a letter of credit.

During fiscal 2001, MTD Products forgave all interest, in the aggregate amount of $348,713, relating to the note that was issued by a wholly owned subsidiary of the Company to MTD Products in January 2001 in the aggregate principal of $4,045,392. The Company was guarantor of the note. The principal was payable in full on November 1, 2001. The Company satisfied all of its remaining obligations under the note by issuing to MTD Products 42,780 shares of Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. The shares of Series A Preferred Stock were issued in January 2002. For financial reporting purposes the debt is classified as long-term as of October 31, 2001.

In February 2001, the Company terminated its demand promissory note as of December 6, 1996 in favor of The Richland Bank in the aggregate principal amount of $4.0 million. Interest had accrued on the outstanding principal balance at LIBOR plus 0.75%.

Book overdrafts were $20,917,866 and $19,037,886 at October 31, 2001 and 2000, respectively, and are included in Accounts Payable.

Total availability at October 31, 2001 under the Company's Credit Agreement and Line of Credit was $290,000,000, of which $23,495,000 was unused.

At October 31, 2001 the scheduled maturities of all long-term debt during the next five years is as follows:

2001	—
2002	—
2003	—
2004	$264,500,000
2005	—

Note 11—Leases

The Company leases certain equipment under operating leases. Rent expense under operating leases for 2001, 2000 and 1999 was $4,448,223, $1,509,600 and $1,869,524, respectively. Future minimum lease payments under operating leases are as follows at October 31, 2001:

2002	$4,501,674
2003	4,297,900
2004	4,048,462
2005	3,765,099
2006	3,177,908

Note 12—Employee Benefit Plans

The Company maintains pension plans covering most employees. The assets of the plans consist primarily of stocks and bonds. The Company provides postretirement health care benefits to certain employees (and their dependents) who retire early, but coverage generally continues only until age 65. Components of the plan obligations and assets, and the recorded liability at October 31, 2001 and 2000 are as follows:

	Pension Benefits		Other Post Retirement Benefits	
	2001	2000	2001	2000
Benefit obligation at beginning of year	$(30,150,649)	$(23,459,081)	$(1,595,619)	$(1,958,560)
Service cost	(2,648,551)	(2,178,985)	(85,663)	(77,371)
Interest cost	(2,342,566)	(2,077,961)	(100,434)	(122,516)
Actuarial (gain) loss	(5,139,094)	2,024,474	(197,367)	462,828
Amendments	(2,109,411)	(5,123,854)	—	—
Divestiture	558,714	—	—	—
Benefits paid	2,283,122	664,758	160,000	100,000
Benefit obligation at end of year	(39,548,435)	(30,150,649)	(1,819,083)	(1,595,619)
Fair value of plan assets at beginning	25,669,388	26,505,557	—	—
Actual return on plan assets	(10,777,186)	(1,019,693)	—	—
Employer contribution	2,187,857	848,282	—	—
Divestiture	(531,436)	—	—	—
Benefits paid	(2,283,122)	(664,758)	—	—
Fair value of plan assets at end of year	14,265,501	25,669,388	—	—
Funded status	(25,282,934)	(4,481,261)	(1,819,083)	(1,595,619)
Unrecognized:				
Transition obligation/(asset)	553,178	641,300	322,010	348,620
Prior service cost	7,041,001	5,543,673	89,620	96,011
Net loss/(gain)	20,325,986	2,099,540	(87,952)	(320,723)
Prepaid (accrued) benefit cost before adjustment for minimum liability	2,637,231	3,803,252	(1,495,405)	(1,471,711)
Adjustment to recognize minimum liability	(27,347,805)	(2,683,753)	—	—
Prepaid (accrued) benefit cost	$(24,710,574)	$ 1,119,499	$(1,495,405)	$(1,471,711)

The components of net periodic benefit cost for the years ended October 31 are as follows:

	Pension Benefits		Other Post Retirement Benefits	
	2001	2000	2001	2000
Service cost	$2,648,551	$2,178,985	$ 85,663	$ 77,371
Interest cost	2,342,566	2,077,961	100,434	122,516
Expected return on plan assets	(2,447,589)	(2,360,315)	—	—
Net amortization and deferrals	578,123	536,987	(2,402)	20,704
Net periodic benefit cost	$3,121,651	$2,433,618	$183,695	$220,591

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $39,548,435, $38,976,075 and $14,265,501, respectively as of October 31, 2001 and $13,044,446, $12,711,612, and $9,921,040, respectively as of October 31, 2000.

Actuarial assumptions used in the calculation of the recorded liabilities are as follows:

	Pension Benefits		Other Post Retirement Benefits	
Weighted-average assumptions as of October 31:	2001	2000	2001	2000
Discount rate	7.25%	8.00%	7.25%	8.00%
Expected return on plan assets	9.50%	9.50%	—	—
Rate of compensation increase	4.50%	4.50%	—	—
Projected healthcare cost trend rate	—	—	9.00%	7.00%

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A one-percentage point charge in assumed healthcare cost trend rates would have the following effects at October 31, 2001:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 243,010	$ 141,640
Effect on post retirement obligation	$2,337,522	$1,415,247

In addition to the defined benefit plans described above, the Company maintains a number of defined contribution plans. Under the terms of the plans, eligible employees may contribute a percentage of their base pay. The Company matches a percentage of the employees contributions up to stated percentage, subject to statutory limitations. In addition, the Company may make a discretionary profit sharing contribution on an annual basis. The Company recorded expense of $2,059,764, $1,420,529 and $1,473,566 during fiscal 2001, 2000 and 1999, respectively, for its defined contribution plans.

During 1997, the Company initiated a Supplemental Executive Retirement Plan (''SERP'') for key employees of the Company. The Company has agreed to pay each covered employee a certain sum annually for ten (10) years upon retirement or, in the event of death, to their designated beneficiary. A benefit is also paid if the employee terminates employment (other than by discharge for cause). Compensation expense relating to this plan was $183,933, $283,933 and $285,593 in fiscal 2001, 2000 and 1999, respectively. The benefits accrued under this plan were $983,958 and $1,053,705 at October 31, 2001 and 2000, respectively.

Note 13—Stock and Bonus Plans

1993 Key Employee Stock Incentive Plan

The Company maintains a Key Employee Stock Incentive Program (the "Incentive Plan"), which authorizes grants to officers and other key employees of the Company and its subsidiaries of (i) stock options that are intended to qualify as "incentive stock options", (ii) nonqualified stock options and (iii) restricted stock awards. An aggregate of 1,700,000 shares of common stock, subject to adjustment upon occurrence of certain events to prevent dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events, has been reserved for issuance upon the exercise of stock options.

Only non-qualified stock options have been granted to date and all options have been granted at market price at the date of grant. Options expire over a period not to exceed ten years from the date of grant. Options granted in 1999 and 2000 are exercisable over a period not to exceed five years and options granted in 2001 are exercisable over a period not to exceed ten years. A summary of option activity under the plan follows:

	Number of Shares Under Option	Weighted Average Option Price
Outstanding at October 31, 1998	314,500	$ 16.78
Granted	243,500	$13.327
Exercised	—	$ —
Canceled	(29,400)	$ 15.91
Outstanding at October 31, 1999	528,600	$15.305
Granted	221,800	$ 9.50
Exercised	—	$ —
Canceled	(325,000)	$ 15.03
Outstanding at October 31, 2000	425,400	$ 12.41
Granted	292,500	$ 3.75
Exercised	—	$ —
Canceled	(191,050)	$ 11.24
Outstanding at October 31, 2001	526,850	$ 8.46

Exercise prices for options outstanding as of October 31, 2001 ranged from $3.75 to $18.625, with 94% of options outstanding having exercise prices in the range of $3.75 to $13.50 per share.

In accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," ("SFAS 123") the Company has elected to continue applying the intrinsic value approach under the Accounting Principles Board Opinion No. 25 in accounting for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for stock options when the stock price at the grant date is equal to or greater than the fair market value of the stock at that date.

SFAS 123 requires pro forma information on net income (loss) and earnings (loss) per share as if the fair value method for valuing stocks options, as prescribed by SFAS 123, had been applied. The Company's pro forma information follows:

	2001	2000
Net income (loss)	$(35,795,278)	$(13,424,717)
Earnings (loss) per share:		
Basic	$ (2.42)	$ (.94)
Diluted	$ (2.42)	$ (.94)

The fair value of these options was estimated at the date of grant using the Black-Sholes option-pricing model with the following weighted average assumptions for 2001 and 2000:

	2001	2000
Risk-free interest	5.33%	6.00%
Dividend yield	0.00%	0.00%
Volatility factor— market	46.26%	30.10%
Expected life of options— years	4.0	4.0

Executive Incentive Bonus Plan

The Company maintains a Short-Term Incentive Plan (the ''Bonus Plan'') which provides annual incentive bonuses to its eligible employees. The Bonus Plan provides for an aggregate annual bonus pool (the ''Aggregate Amount'') equal to 5% of the Company's operating earnings. Incentives up to the Aggregate Amount may be paid to the individual participants, in the case of the Chief Executive Officer, by the Board of Directors upon recommendation by the Compensation Committee and the Board of Directors. In determining the individual incentives, in the case of the Chief Executive Officer, 75% of the incentive depends upon meeting the corporate goal for return on equity and 25% of the incentive depends upon meeting specific, project-oriented goals. These goals are established by the Board of Directors. In the case of corporate executives eligible for the Bonus Plan, 65% of the incentive depends upon meeting the goal for return on equity and 35% of the incentive depends upon specific goals established by the Chief Executive Officer. Finally, in the case of the remaining employees eligible for the Bonus Plan, 50% of the incentive depends upon meeting the goal for operating return on assets established by the Chief Executive Officer and 50% of the incentive depends upon specific goals as established by the Chief Executive Officer. During fiscal 2001, 2000 and 1999, $0, $875,581 and $295,774, respectively, were expensed under the existing bonus plan.

Note 14—Income Taxes

The components of the provision for income taxes (benefits) on income from continuing operations were as follows:

	Years Ended October 31,		
	2001	2000	1999
Current:			
Federal	$ (3,500,283)	$ 1,992,928	$1,522,303
State and local	(933,323)	580,433	385,716
Foreign	82,536	37,991	—
	(4,351,070)	2,611,352	1,908,019
Deferred:			
Total	(12,920,238)	(11,423,666)	6,817,461
	$(17,271,308)	$ (8,812,314)	$8,725,480

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities were comprised of the following:

	October 31, 2001	October 31, 2000
Deferred tax assets:		
Bad debt reserves	$ 1,954,397	$ 376,874
Inventory reserves	220,315	853,210
State income and franchise taxes	4,288,836	2,864,823
Accrued group insurance	468,876	322,018
AMT carryforwards	2,050,894	1,938,398
Accrued vacation reserves	733,009	773,442
Capital loss carryforwards	—	4,912,050
Post retirement benefits	617,637	563,922
Pension obligations	7,876,822	430,173
Other reserves	1,458,415	350,599
Restructuring charge	6,237,040	10,123,946
Goodwill amortization	595,911	827,799
Net operating loss	14,664,340	—
Research and development credits	519,715	—
	41,686,207	24,337,254
Less: Valuation allowance	(3,666,760)	(4,912,050)
Total deferred tax assets	38,019,447	19,425,204
Deferred tax liabilities:		
Fixed assets	(24,467,029)	(25,727,813)
Joint venture investment	(1,704,652)	(2,399,905)
Other	(438,061)	(200,858)
Net deferred tax asset (liability)	$11,409,705	$ (8,903,372)
Change in net deferred tax asset/(liability):		
Provision for deferred taxes	$12,920,238	$ 11,423,666
Other	25,811	—
Items of other comprehensive income/(loss)	7,367,028	218,364
Total change in net deferred tax	$20,313,077	$ 11,642,030

The fiscal 2001 valuation allowance relates to tax credit carryforwards which are not expected to be utilized. The fiscal 2000 valuation allowance relates to capital loss carryforwards that expired in fiscal 2001.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	Years Ended October 31,		
	2001	2000	1999
Federal income tax at statutory rate	34.0%	34.0%	34.0%
State and local income taxes	2.9	4.4	2.0
FAS 109 rate differential	0.7	1.3	0.8
FSC benefit	0.5	1.3	—
Valuation Allowance	(3.4)	—	—
Other	(2.0)	(0.7)	1.1
Effective income tax rate	32.7%	40.3%	37.9%

At October 31, 2001, the Company has operating loss carryforwards of $14,664,340 for tax purposes, some of which can be carried forward from ten to twenty years.

Note 15—Related Party Transactions

The Company had sales to MTD Products of $13,636,312, $18,410,324 and $10,943,440 for the years 2001, 2000 and 1999, respectively. At October 31, 2001 and 2000, the Company had receivable balances of $4,344,507 and $4,851,202, respectively, due from this shareholder and payable balances of $1,338,311 and $3,282,747 due to this shareholder. A wholly owned subsidiary of the Company issued a note to MTD Products in January 2001 in the principal amount of $4,045,392. This note was due in full on November 2001. Interest on the note was to be at a rate of 8.620%; however, MTD Products forgave all interest associated with the note in fiscal 2001 in the aggregate amount of $348,713. The Company satisfied all of its remaining obligations under the note by issuing MTD Products 42,780 shares of Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. These shares were issued in January 2002 (Note 18).

The Company leases real property to its 49% owned joint venture, VCS LLC (Note 7) under a non-cancelable operating lease. The lease is for five years commencing August 1, 2001 and calls for monthly payments of $59,700. VCS LLC has the option to purchase the real property throughout the course of the original lease term and has three two year term renewal options.

Note 16—Quarterly Results of Operations (Unaudited)

As discussed in Notes 2 and 6, the Company changed its method of inventory costing from LIFO to FIFO for certain inventories. The following information has been restated to reflect the change in accounting principle for all quarters for the years ended October 31, 2001 and October 31, 2000:

October 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share)			
Revenues	$166,242	$172,836	$165,166	$158,203
Gross profit (loss)	18,997	12,188	13,639	(11,300)
Operating income (loss)	6,204	7,915	(3,856)	(39,576)
Net income (loss)	602	1,677	(6,390)	(31,371)
Net income (loss) per share (basic/diluted)	.04	.11	(.43)	(2.12)
Weighted average number of shares:				
Basic	14,798	14,798	14,798	14,798
Diluted	14,798	14,798	14,798	14,798

In the third quarter, the Company recorded an asset impairment recovery of $8,595 and restructuring charges of $183. Third quarter figures were reclassified to conform with presentation at October 31, 2001. In the fourth quarter, the Company recorded asset impairment charges of $6,677 and restructuring charges of $1,228.

The change in accounting principle affected gross profit (loss) and operating income (loss) by $(664), $164, $(54) and $(322), net income (loss) by $(445), $110, $(36) and $(219) and net income (loss) per share by $(.03), $0, $0 and $(.01) for the first, second, third and fourth quarters, respectively, of fiscal 2001.

October 31, 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share)			
Revenues	$140,827	$165,666	$154,100	$170,169
Gross profit	20,203	25,624	21,615	14,658
Operating income (loss)	8,630	11,982	9,274	(37,953)
Net income (loss)	4,129	5,574	3,460	(26,194)
Net income (loss) per share (basic/diluted)	.30	.40	.24	(1.77)
Weighted average number of shares:				
Basic	13,973	14,036	14,352	14,798
Diluted	13,976	14,056	14,352	14,798

In the fourth quarter, the Company recorded restructuring charges of $1,230 and asset impairment charges of $33,237.

The change in accounting principle affected gross profit (loss) by $(17), $52, $10 and $(648) and operating income (loss) by $(17), $52, $10 and $(843), net income (loss) by $(11), $33, $6 and $(504) and net income (loss) per share by $0, $0, $0 and $(.04) for the first, second, third and fourth quarters, respectively, of fiscal 2000.

Note 17—Commitments and Contingent Liabilities

The Company is a party to several lawsuits and claims arising in the normal course of its business. In the opinion of management, the Company's liability or recovery, if any, under pending litigation and claims would not materially affect its financial condition, results of operations or cash flows.

Note 18—Subsequent Events

In December 2001, the Company authorized 100,000 shares of Series A Preferred Stock. These shares, with a par value of $.01 per share, rank senior to the Company's common stock. The Series A Preferred Stock are entitled to cumulative dividends, at a rate of $5.75 per share per annum, as declared by the Company. They are non-voting and are not convertible into any other shares of the Company's stock. The Company may elect to redeem any or all outstanding shares of the Series A Preferred Stock annually for $100 per share plus all accrued but unpaid dividends.

The Company satisfied all of its remaining obligations under the $4,045,392 note payable November 1, 2001 by issuing to MTD Products 42,780 shares of Series A Preferred Stock in accordance with an amendment to the Purchase Agreement, which was entered into as of December 31, 2001. The shares of Series A Preferred Stock were issued in January 2002. For financial reporting purposes, the debt is classified as long-term as of October 31, 2001.

On January 25, 2002, the Company's lenders consented to amend the credit agreement. The amended and restated credit agreement is dated as of February 12, 2002 (Note 10).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Company

Information with respect to Directors of the Company is set forth in the Proxy Statement under the heading ''Election of Directors,'' which information is incorporated herein by reference. Information required by Item 401 of Regulation S-K regarding the executive officers of the Company is included as Item 4A of Part I of this Annual Report on Form 10-K as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 of Regulation S-K is set forth in the Proxy Statement under the heading ''Section 16(a) Beneficial Ownership Reporting Compliance,'' which information is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to executive compensation is set forth in the Proxy Statement under the heading ''Election of Directors'' and under the heading ''Compensation of Executive Officers,'' which information is incorporated herein by reference (except for the Compensation Committee Report on Executive Compensation and the Comparative Stock Performance Graph).

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information with respect to security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the heading ''Beneficial Ownership of Common Stock,'' which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information with respect to certain relationships and related transactions is set forth in the Proxy Statement under the heading ''Election of Directors —Compensation Committee Interlocks and Insider Participation and Certain Relationships and Related Transactions,'' which information is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as a part of this Annual Report on Form 10-K on Item 8.

1. Financial Statements.
   Report of Independent Accountants
   Consolidated Balance Sheets at October 31, 2001 and 2000.
   Consolidated Statement of Income for the three years ended October 31, 2001.
   Consolidated Statements of Cash Flows for the three years ended October 31, 2001.
   Consolidated Statement of Stockholders' Equity for the three years ended October 31, 2001.
   Notes of Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of the Company and its subsidiaries and the report of the independent accountants thereon are filed as part of this Annual Report on Form 10-K and should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Annual Report on Form 10-K.

SCHEDULE II

SHILOH INDUSTRIES, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Valuation account for accounts receivable				
Year ended October 31, 2001	$1,777,611	$6,150,192	$1,793,340	$6,134,463
Year ended October 31, 2000	$1,080,641	$2,013,499	$1,316,529(1)	$1,777,611
Year ended October 31, 1999	$ 919,704	$ 189,793	$ 28,856	$1,080,641
Reserve for excess, slow moving and potentially obsolete material				
Year ended October 31, 2001	$2,133,831	$3,457,832	$2,069,581	$3,522,082
Year ended October 31, 2000	$ 144,888	$2,018,943	$ 30,000	$2,133,831
Year ended October 31, 1999	$ 664,140	$ 94,888	$ 614,140	$ 144,888
Valuation allowance for deferred tax assets				
Year ended October 31, 2001	$4,912,050	$1,795,040	$3,040,330	$3,666,760
Year ended October 31, 2000	$4,912,050	$ —	$ —	$4,912,050
Year ended October 31, 1999	$4,912,050	$ —	$ —	$4,912,050

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

(1) Approximately $1.1 million reflects the bad debt write-off relating to one customer.

3. **Exhibits.**

2.1	Asset Purchase Agreement, dated June 21, 1999, among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Appendix A of the Company's Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on August 3, 1999 (Commission File No. 0-21964).
2.2	First Amendment to Asset Purchase Agreement, dated August 31, 1999, among the Company, Shiloh Automotive, Inc. and MTD Products Inc. is incorporated herein by reference to Exhibit 2.2 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (Commission File No. 0-21964).
2.3	Second Amendment to Asset Purchase Agreement, dated January 22, 2001, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 2.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 (Commission File No. 0-21964).
2.4	Third Amendment to Asset Purchase Agreement, dated December 31, 2001, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc.
2.5	Closing Agreement, dated as of October 31, 1999, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 1999 (Commission File No. 0-21964).
2.6	Asset Purchase Agreement, dated July 18, 2000 by and between the Company and A.G. Simpson (Tennessee) Inc. is incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended July, 31, 2000 (Commission File No. 0-21964).
2.7	Asset Purchase Agreement, dated May 29, 2001, by and between Valley City Steel Company and Valley City Steel, LLC is incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (Commission File No. 0-21964).
3.1(i)	Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3.1(i) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
3.1(ii)	Certificate of Designation, dated December 31, 2001, authorizing the issuance of 100,000 shares of Series A Preferred Stock, par value $.01.
3.1(iii)	By-Laws of the Company are incorporated herein reference to Exhibit 3.1 (ii) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.1	Specimen certificate for the Common Stock, par value $.01 per share, of the Company is incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.2	Stockholders Agreement, dated June 22, 1993, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.3	Registration Rights Agreement, dated June 22, 1993, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.4	First Amendment to Stockholders Agreement, dated March 11, 1994, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.5	Termination of Stockholders Agreement dated as of May 29, 2001, by and among the Company, MTD Products Inc and the stockholders named therein.

10.1 Loan Agreement, dated February 1, 1995, by and between Medina County, Ohio and Valley City Steel Company is incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1996 (Commission File No. 0-21964).

10.2 Operating Agreement for Shiloh of Michigan, L.L.C., dated January 2, 1996, by and among Shiloh of Michigan, L.L.C., Rouge Steel Company and the Company is incorporated herein by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1996 (Commission File No. 0-21964).

10.3 Master Unsecured Demand Promissory Note of Shiloh Corporation to The Richland Trust Company of Mansfield, dated April 2, 1991, is incorporated herein by reference to Exhibit 10.7 of the Company's Annual Report of Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).

10.4* Amended and Restated 1993 Key Employee Stock Incentive Plan is incorporated herein by reference to Exhibit B of the Company's Proxy Statement on Schedule 14A for the fiscal year ended October 31, 2000 (Commission File No. 0-21964).

10.5* Executive Incentive Bonus Plan is incorporated herein by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).

10.6* Indemnification Agreement, dated July 2, 1993, by and between the Company and Robert L. Grissinger (with an attached schedule identifying the directors and officers of the Company that have entered into an identical agreement) is incorporated herein by reference to Exhibit 10.10 of the Company's Annual Report on From 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).

10.7* Option Agreement, dated May 28, 1993, by and between the Company and Robert L. Grissinger (with an attached schedule identifying the other optionees that have entered into option agreements with the Company) is incorporated herein by reference to Exhibit 10.15 of the Company's Annual Report on From 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).

10.8 Master Unsecured Demand Promissory Note of Shiloh Corporation to The Richland Trust Company of Mansfield, dated December 6, 1996 is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended January 1, 1997 (Commission File No. 0-21964).

10.9* Supplemental Retirement Trust Agreement, dated June 1, 1997, by and among the Company, First Union National Bank of North Carolina and Robert L. Grissinger is incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997 (Commission File No. 0-21964).

10.10 Credit Agreement, dated August 11, 2000 by and among the Company, the lenders a party thereto, The Chase Manhattan Bank as Administrative Agent and Collateral Agent, KeyBank National Association as Syndication Agent and Bank One Michigan as Documentation Agent is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2000 (Commission File No. 0-21964).

10.11 Amendment No. 1 to the Credit Agreement, dated as of May 10, 2001, is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001 (Commission File No. 0-21964).

10.12 Transitional Services Agreement, dated October 31, 1999, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (Commission File No. 0-21964).

10.13 $4,045,392 Cognovit Note of Shiloh Automotive, Inc. to MTD Products Inc, dated as of January 22, 2001 is incorporated herein by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 (Commission File No. 0-21964).

10.14 Operating Agreement for Valley City Steel LLC, dated July 31, 2001, by and among Viking Steel, Valley City Steel Company and Valley City Steel-779, LLC.

10.15 Joint Development Agreement, dated June 4, 2001, by and between the Company and Pullman Industries, Inc.

10.16 Credit Agreement, as amended and restated as of February 12, 2002 by and among the Company, the lenders a party thereto, JPMorgan Chase Bank as Administrative Agent and Collateral Agent, KeyBank National Association as Syndication Agent and Bank One, Michigan as Documentation Agent and J.P. Morgan Securities Inc. as Lead Arranger and Book Manager.

18.1 Letter from PricewaterhouseCoopers LLP regarding a change in accounting principle.

21.1 Subsidiaries of the Company.

23.1 Consent of PricewaterhouseCoopers LLP.

24.1 Powers of Attorney.

(b) Reports on Form 8-K

No reports on Form 8-K were filed by the Company during the quarter ended October 31, 2001.

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* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 14 (c) of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHILOH INDUSTRIES, INC.

Date: February 13, 2002

By: /s/ STEPHEN E. GRAHAM

Stephen E. Graham
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capabilities and on the dates indicated.

Signature	Title	Date
/s/ THEODORE K. ZAMPETIS Theodore K. Zampetis	President and Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2002
/s/ STEPHEN E. GRAHAM Stephen E. Graham	Chief Financial Officer (Principal Accounting and Principal Financial Officer)	February 13, 2002
* Curtis E. Moll	Chairman and Director	February 13, 2002
* Maynard H. Murch IV	Director	February 13, 2002
* Ronald C. Houser	Director	February 13, 2002
* David J. Hessler	Director	February 13, 2002
* James A. Karman	Director	February 13, 2002
* John J. Tanis	Director	February 13, 2002

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and Directors of the Company and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

By: /s/ STEPHEN E. GRAHAM

Stephen E. Graham, Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Asset Purchase Agreement, dated June 21, 1999, among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Appendix A of the Company's Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on August 3, 1999 (Commission File No. 0-21964).
2.2	First Amendment to Asset Purchase Agreement, dated August 31, 1999, among the Company, Shiloh Automotive, Inc. and MTD Products Inc. is incorporated herein by reference to Exhibit 2.2 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (Commission File No. 0-21964).
2.3	Second Amendment to Asset Purchase Agreement, dated January 22, 2001, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 2.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 (Commission File No. 0-21964).
2.4	Third Amendment to Asset Purchase Agreement, dated December 31, 2001, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc.
2.5	Closing Agreement, dated as of October 31, 1999, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 1999 (Commission File No. 0-21964).
2.6	Asset Purchase Agreement, dated July 18, 2000 by and between the Company and A.G. Simpson (Tennessee) Inc. is incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended July, 31, 2000 (Commission File No. 0-21964).
2.7	Asset Purchase Agreement, dated May 29, 2001, by and between Valley City Steel Company and Valley City Steel, LLC is incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (Commission File No. 0-21964).
3.1(i)	Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3.1(i) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
3.1(ii)	Certificate of Designation, dated December 31, 2001, authorizing the issuance of 100,000 shares of Series A Preferred Stock, par value $.01.
3.1(iii)	By-Laws of the Company are incorporated herein reference to Exhibit 3.1 (ii) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.1	Specimen certificate for the Common Stock, par value $.01 per share, of the Company is incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.2	Stockholders Agreement, dated June 22, 1993, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.3	Registration Rights Agreement, dated June 22, 1993, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.4	First Amendment to Stockholders Agreement, dated March 11, 1994, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).

Exhibit No.	Exhibit Description
4.5	Termination of Stockholders Agreement dated as of May 29, 2001, by and among the Company, MTD Products Inc and the stockholders named therein.
10.1	Loan Agreement, dated February 1, 1995, by and between Medina County, Ohio and Valley City Steel Company is incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1996 (Commission File No. 0-21964).
10.2	Operating Agreement for Shiloh of Michigan, L.L.C., dated January 2, 1996, by and among Shiloh of Michigan, L.L.C., Rouge Steel Company and the Company is incorporated herein by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1996 (Commission File No. 0-21964).
10.3	Master Unsecured Demand Promissory Note of Shiloh Corporation to The Richland Trust Company of Mansfield, dated April 2, 1991, is incorporated herein by reference to Exhibit 10.7 of the Company's Annual Report of Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.4*	Amended and Restated 1993 Key Employee Stock Incentive Plan is incorporated herein by reference to Exhibit B of the Company's Proxy Statement on Schedule 14A for the fiscal year ended October 31, 2000 (Commission File No. 0-21964).
10.5*	Executive Incentive Bonus Plan is incorporated herein by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.6*	Indemnification Agreement, dated July 2, 1993, by and between the Company and Robert L. Grissinger (with an attached schedule identifying the directors and officers of the Company that have entered into an identical agreement) is incorporated herein by reference to Exhibit 10.10 of the Company's Annual Report on From 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.7*	Option Agreement, dated May 28, 1993, by and between the Company and Robert L. Grissinger (with an attached schedule identifying the other optionees that have entered into option agreements with the Company) is incorporated herein by reference to Exhibit 10.15 of the Company's Annual Report on From 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.8	Master Unsecured Demand Promissory Note of Shiloh Corporation to The Richland Trust Company of Mansfield, dated December 6, 1996 is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended January 1, 1997 (Commission File No. 0-21964).
10.9*	Supplemental Retirement Trust Agreement, dated June 1, 1997, by and among the Company, First Union National Bank of North Carolina and Robert L. Grissinger is incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997 (Commission File No. 0-21964).
10.10	Credit Agreement, dated August 11, 2000 by and among the Company, the lenders a party thereto, The Chase Manhattan Bank as Administrative Agent and Collateral Agent, KeyBank National Association as Syndication Agent and Bank One Michigan as Documentation Agent is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2000 (Commission File No. 0-21964).
10.11	Amendment No. 1 to the Credit Agreement, dated as of May 10, 2001, is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001 (Commission File No. 0-21964).
10.12	Transitional Services Agreement, dated October 31, 1999, by and among the Company, Shiloh Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (Commission File No. 0-21964).

Exhibit No.	Exhibit Description
10.13	$4,045,392 Cognovit Note of Shiloh Automotive, Inc. to MTD Products Inc, dated as of January 22, 2001 is incorporated herein by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 (Commission File No. 0-21964).
10.14	Operating Agreement for Valley City Steel LLC, dated July 31, 2001, by and among Viking Steel, Valley Steel Company and Valley City Steel-779, LLC.
10.15	Joint Development Agreement, dated June 4, 2001, by and between the Company and Pullman Industries, Inc.
10.16	Credit Agreement, as amended and restated as of February 12, 2002 by and among the Company, the lenders a party thereto, JPMorgan Chase Bank as Administrative Agent and Collateral Agent, KeyBank National Association as Syndication Agent and Bank One, Michigan as Documentation Agent and J.P. Morgan Securities Inc. as Lead Arranger and Book Manager.
18.1	Letter from PricewaterhouseCoopers LLP regarding a change in accounting principle.
21.1	Subsidiaries of the Company.
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney.

(b) Reports on Form 8-K

No reports on Form 8-K were filed by the Company during the quarter ended October 31, 2001.

---

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 14 (c) of this Report.

Annual Meeting

Date: March 27, 2002
Time: 10 a.m.
Place: MTD Products Lodge
5903 Grafton Road, Valley City, Ohio 44280

Common Stock

The common stock of Shiloh Industries is traded on the Nasdaq National Market under the symbol "SHLO". As of close of business on February 11, 2002, there were approximately 151 stockholders of record for the common stock. The Company has not declared or paid any cash dividends on shares of its equity securities, including common stock, since incorporation in April 1993. The Company currently intends to retain earnings and does not anticipate paying dividends in the foreseeable future.

Certified Public Accountants

PricewaterhouseCoopers LLP
Cleveland, Ohio

Transfer Agent and Registrar

National City Bank
Shareholder Services
P.O. Box 92381
Cleveland, Ohio 44193-0900
Phone: 800.622.6757

Form 10-K

A copy of the annual report on form 10-K as filed with the Securities and Exchange Commission, including exhibits, may be obtained by writing to:

Corporate Secretary, Shiloh Industries, Inc.
103 Foulk Road, Suite 202
Wilmington, DE 19083

Market Makers

McDonald Investments
Robert W. Baird & Co., Inc.

For Further Information Contact:

Stephen E. Graham
Chief Financial Officer
5389 West 130th Street
Phone: 216.267.2600
Fax: 216.265.4244

Visit our website at www.shiloh.com

SHILOH OPERATIONS

UNITED STATES

Canton Manufacturing Division
Canton, Michigan

Shiloh Sales and Technical Center
Auburn Hills, Michigan

Cleveland Stamping Division
Parma, Ohio

Cleveland Die Division
Parma, Ohio

Liverpool Coil Processing Division
Valley City, Ohio

Liverpool Stamping Division
Valley City, Ohio

Mansfield Blanking Division
Mansfield, Ohio

Medina Blanking Division
Valley City, Ohio

Ohio Welded Blank Division
Valley City, Ohio

Wellington Stamping Division
Wellington, Ohio

Jefferson Blanking Division
Pendergrass, Georgia

Dickson Manufacturing Division
Dickson, Tennessee

MEXICO

Saltillo Welded Blank
Saltillo, Mexico

SHILOH

PEOPLE


SHILOH INDUSTRIES, INC
SHILOH de MEXICO S.A. de C.V
Avenida Shiloh No.2

PROCESSES



PRODUCTS

